UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1 - 3525

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

TABLE OF CONTENTS	Page Number

Signatures	2

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedules
Schedule of Assets (Held as of End of Year)	17
Schedule of Assets (Acquired and Disposed of Within Year)	51
Schedule of Nonexempt Transactions	52

Exhibits
Exhibit Index	54
Consent of Independent Registered Public Accounting Firm	55

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

	By:	/s/ Lonni Dieck
Lonni Dieck, SVP and Treasurer

Date: June 23, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the American Electric Power System Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the American Electric Power System Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the table of contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Columbus, Ohio
June 23, 2017

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

	2016	2015
ASSETS
Investments at Fair Value	$3,377,447,950	$3,192,088,609

Investments at Contract Value	717,227,064	734,837,295

Notes Receivable from Participants	84,946,911	87,524,769

NET ASSETS AVAILABLE FOR BENEFITS	$4,179,621,925	$4,014,450,673

See Notes to Financial Statements beginning on page 6.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2016 and 2015

	2016	2015
INVESTMENT INCOME
Net Appreciation (Depreciation) in Investments	$270,252,489	$(7,668,543)
Interest and Dividends	23,721,274	30,016,946
Total Investment Income	293,973,763	22,348,403

CONTRIBUTIONS
Participants	173,725,207	170,142,439
Employer	73,094,370	72,420,999
Total Contributions	246,819,577	242,563,438

DISTRIBUTIONS TO PARTICIPANTS	(325,639,867)	(304,736,006)

Administrative and Management Fees
Professional Fees	(696,174)	(639,628)
Investment Advisory and Management Fees	(5,765,750)	(6,123,841)
Other Fees	(440,666)	(427,954)
Total Administrative and Management Fees	(6,902,590)	(7,191,423)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	4,122,637	3,977,463

NET INCREASE (DECREASE) IN PLAN ASSETS BEFORE TRANSFERS	212,373,520	(43,038,125)

TRANSFERS INTO PLAN	20,407,529	—
TRANSFERS FROM PLAN	(67,609,797)	—

INCREASE (DECREASE) IN NET ASSETS	165,171,252	(43,038,125)

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	4,014,450,673	4,057,488,798

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$4,179,621,925	$4,014,450,673

See Notes to Financial Statements beginning on page 6.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

1. PLAN DESCRIPTION

The following description of the American Electric Power System Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan’s information.

General

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978. The Plan covers full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. (AEP or the Company) who are not excluded by the terms of the Plan, such as pursuant to a unionized collective bargaining agreement. American Electric Power Service Corporation (AEPSC) is the plan administrator (Plan Administrator) and plan sponsor (Plan Sponsor). AEPSC is a wholly-owned subsidiary of AEP. JP Morgan Chase Bank (JPMorgan) is the primary trustee for the Plan. Great West Financial Retirement Plan Services, LLC (Empower Retirement) is the plan record keeper. Effective May 23, 2016, American Electric Power Service Corporation (AEPSC) appointed Great-West Trust Company, LLC (GWTC) as a trustee/custodian for certain cash held on behalf of the Plan pending investment or disbursement.

Contributions

Newly eligible employees are automatically enrolled in the Plan with a 3% pretax deferral. Employees may opt out of the automatic enrollment or revise their elections after they are notified of their right not to have such pretax deferrals made on their behalf and how their account will be invested in the absence of their making an investment election. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Generally, eligible employees participating in the Plan may make contributions (pretax, after-tax or Roth 401(k) contributions) in 1% increments up to 50% of their eligible pay (within Internal Revenue Service (IRS) limits). Participants who are age 50 and older are eligible to contribute additional pretax or Roth 401(k) amounts as catch-up contributions. The catch-up contribution limit was $6,000 for 2016 and 2015. An employee who is eligible to participate in the Plan also may roll eligible retirement benefits into the Plan. The participating employers contribute to the Plan, on behalf of each participant, an amount equal to 100% of the participant’s non-rollover contributions up to 1% of the participant’s eligible compensation for each payroll period, plus 70% of the participant’s contributions for the next 5% of the participant’s eligible compensation for each payroll period, subject to certain limitations. All contributions that are withheld from a participant’s pay or are made by the participating employers are deposited in the American Electric Power System Retirement Savings Plan Trust after each pay period. The Plan, in a manner consistent with the requirements under section 401 of the Internal Revenue Code (IRC), restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan, provided that it is AEPSC’s intent that the Plan include a “qualified automatic contribution arrangement” (as defined in Section 401(k)(13) of the IRC), such that only the after-tax contributions made by such highly compensated participants may be subject to such restrictions.

Dolet Hills Lignite Company, LLC (DHLC) is wholly -owned by Southwestern Electric Power Company, which is a wholly-owned Subsidiary of AEP. In January 2016, DHLC employees became eligible to participate in the Plan.

In connection with that transition, DHLC and the Plan Sponsor decided that DHLC’s 401(k) savings plan would be merged into the Plan and as a result, $20.4 million in assets were transferred to the Plan in January 2016.

In November 2015, AEP sold its commercial barge transportation subsidiary, AEP River Operations (AEPRO), to American Commercial Barge Lines (ACBL), a nonaffiliated party. ACBL acquired AEPRO by purchasing all the common stock of AEP Resources, Inc., the parent company of AEPRO. AEP agreed to cause the Plan account balances of the participants who became employees of ACBL or its affiliates to be transferred to the 401(k) retirement plan in which they had become participants following the sale.  As a result, $67.6 million in assets were transferred out of the Plan and into ACBL’s 401(k) plan in February 2016, including $5.0 million in participant loans receivable.

Investments

The investment options offered by the Plan are a series of separately managed accounts, interests in commingled and collective trusts, Target Date Funds, the AEP Stock Fund and self-directed mutual fund brokerage accounts. Affiliates of JPMorgan and Empower Retirement provide custody, trustee, recordkeeping and other services with regard to investments.

Notes Receivable from Participants

Participants may borrow from their savings plan accounts a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance. Loan terms range from 12 months to 60 months (or up to 180 months for certain residential loans), or any monthly increment in-between. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Wall Street Journal as of the first business day of the calendar month in which the loan is taken. Active employees repay principal and interest payments through payroll deductions.

Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subject to income taxes and possible tax penalty.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and investment earnings and losses and charged with benefit payments and allocations of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants may transfer the value of their cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis. Participants may change their payroll contribution elections coinciding with the Company’s payroll periods.

Vesting and Distribution

Participants are immediately vested in their pretax, after-tax, Roth 401(k) and the Company matching contributions, including earnings thereon. Excluding participants’ pretax and Roth 401(k) contributions, and post-2008 Company matching contributions, all participants may make an unlimited number of withdrawals of their interest in the Plan, including their pre-2009 Company matching contributions. Pretax and Roth 401(k) contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier upon hardship (as defined by the Plan) or following termination of employment. Post-2008 Company matching contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier following earlier termination of employment, but not upon hardship.

The AEP Stock Fund, a Plan investment option, is an employee stock ownership plan or fund. As a result, participants can elect to have dividends generated from their AEP Stock Fund holdings paid out in cash, rather than automatically reinvested in the fund. The dividend payouts are made periodically (at least annually) and are treated as ordinary income to the participants for tax purposes.

2. ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition

Participants direct the investment of their contributions into various investment options offered by the Plan. Investments in securities are reported at fair value while fully benefit responsive investment contracts are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities have been recorded on a trade-date basis. Net appreciation includes the Plan’s gains or losses on investments bought or sold as well as held throughout the year. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. These amounts are reinvested by the Trustee in the funds that generated such income with the exception of the AEP Stock Fund, which pays or reinvests dividends at the direction of each participant.

Notes Receivable from Participants

Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are not recorded as distributions until actually distributed based on the terms of the Plan document.

Administrative and Management Fees

Administrative and Management Fees incurred relating to JPMorgan and Empower Retirement during 2016 and 2015 totaled $2,566,217 and $2,532,903, respectively. The Plan directly pays for administrative, recordkeeping and management fees.

Distributions to Participants

Distributions to participants are recorded when paid. There were no material amounts of distributions due to participants who requested distributions from the Plan as of December 31, 2016 and 2015.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets. Actual results could differ from the estimates.

Fair Value Measurements of Assets

The accounting guidance for “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). AEPSC’s staff independently monitors valuation policies and procedures and provides members of the Benefits Finance Committee (BFC) and its Investment Subcommittee (IC) various monthly and quarterly reports, regarding compliance with policies and procedures. The BFC consists of AEPSC’s Chief Financial Officer, Treasurer, Chief Administrative Officer, Chief Risk Officer, Executive Vice President General Counsel in addition to the Executive Vice President - Energy Supply of AEP and the President of AEP Ohio. The IC consists of AEPSC’s Treasurer, Chief Risk Officer (until May 22, 2017), Director of Trusts and Investments and two Managing Directors of Corporate Finance (one that was appointed August 22, 2016 and the other May 22, 2017).

The Plan utilizes its Trustee’s external pricing service to estimate the fair value of the underlying investments held in the Plan. The Plan’s investment managers review and validate the prices utilized by the Trustee to determine fair value. The Plan Administrator performs its own valuation testing to verify the fair values of the securities, in part by reviewing audit reports of the Trustee’s operating controls and valuation processes.

Assets in the Plan are classified using the following methods. Equities are classified as Level 1 holdings if they are actively traded on exchanges. Items classified as Level 1 are investments in money market funds, fixed income and equity mutual funds and domestic equity securities. They are valued based on observable inputs primarily unadjusted quoted prices in active markets for identical assets. Items classified as Level 2 are primarily investments in individual fixed income securities and cash equivalents funds. Fixed income securities do not trade on an exchange and do not have an official closing price but their valuation inputs are based on observable market data.

The Trustee uses multiple pricing vendors for the assets held in trust. The Trustee’s pricing vendors calculate bond valuations using financial models and matrices. The models use observable inputs including yields on benchmark securities, quotes by securities brokers, rating agency actions, discounts or premiums on securities compared to par prices, changes in yields for U.S. Treasury securities, corporate actions by bond issuers, prepayment schedules and histories, economic events and, for certain securities, adjustments to yields to reflect changes in the rate of inflation. Cash equivalent funds are held to provide liquidity and meet short term cash needs. The underlying holdings in the cash funds consist of commercial paper, certificates of deposit, treasury bills, and other short-term debt securities. Short-term debt securities are valued based on observable market data by the trust banks pricing vendor. Other securities with model-derived valuation inputs that are observable are also classified as Level 2 investments. Investments with unobservable valuation inputs are classified as Level 3 investments.

Common Collective Trusts are valued at the net asset value per share (NAV) and the Managed Income Fund is valued at contract value. The basis of the reported NAV is the total fair value of all underlying holdings less expenses and liabilities. The value of each unit is determined by dividing the net asset value of the fund by the number of applicable units outstanding on the valuation date. The following funds are underlying investments of the Managed Income Fund.

JPMorgan US Treasury Plus and US Government Money Market Funds

The objective of these funds is to provide liquidity and meet short-term cash needs while preserving principal. The underlying holdings in the JPMorgan US Treasury Plus fund include U.S. Treasury obligations, including Treasury bills, bonds and notes and other obligations issued or guaranteed by the U.S. Treasury, and repurchase agreements fully collateralized by U.S. Treasury securities. The underlying holdings in the JPMorgan US Government fund include debt securities issued or guaranteed by the U.S. government, or by U.S. government agencies or instrumentalities or Government-Sponsored Enterprises (“GSEs”), and repurchase agreements fully collateralized by U.S. Treasury and U.S. government securities.

Metlife Separate Account No. 690

The objective of the fund is to exceed the performance of the Barclays Capital 1-3 year Government/Credit Index. The fund seeks to preserve principal and an above average level of income with the goal of minimizing overall portfolio risk. Fixed income securities do not trade on an exchange and do not have an official closing price.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, AEPSC has the right to take such actions as will allow contributions to the Plan to be discontinued at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

4. INVESTMENT CONTRACTS

The Managed Income Fund provides a stable value investment option that includes fully benefit-responsive wrap contracts which assure the book value of investments for plan participants. The fund’s underlying assets, which are held in a trust, utilize wrap contracts issued by four financial institutions as of December 31, 2016 and 2015. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus credited interest, less participant withdrawals, without regard to changes in the fair value of the investments and securities underlying the fund. The rates for crediting interest are reset periodically based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. The interest crediting rate cannot be less than 0%. Certain events initiated by the Plan Sponsor, such as plan termination or a plan merger, would limit the ability of the Plan to administer participant-level transactions at contract value or may allow for the termination of the wrap contract at market value, rather than contract value.

The Plan Sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable as of December 31, 2016 or the date these financial statements are issued.

5. PARTY-IN-INTEREST TRANSACTIONS

Certain transactions involving the Plan and its assets involved parties in interest with respect to the Plan, but most of those transactions were not prohibited transactions under ERISA because of the applicability of one or more exemptions. The exempt party-in-interest transactions involving the Plan included the following: JPMorgan Chase Bank, N.A. has acted as trustee and custodian under the Plan, while its affiliates have acted as (a) investment managers for a number of the Plan’s investment options; and (2) Great West Trust Company, LLC, has been acting as a trustee and custodian under the Plan since May 23, 2016, while its affiliates have acted as (a) the Plan’s record keeper and (b) investment advisor or investment manager for a number of plan participants with respect to the amounts held in their Plan accounts.

As of December 31, 2016 and 2015, the Plan held 5,229,663 and 5,503,327 shares, respectively, of common stock of American Electric Power Company, Inc., the parent company of the Plan Sponsor, with a cost basis of $220,285,746 and $219,608,258, respectively. During the years ended December 31, 2016 and 2015, the Plan recorded dividend income of $11,775,399 and $12,146,882, respectively, related to its investment in that common stock.

The Plan entered into a non-exempt prohibited transaction when it made a series of overpayments to the Trustee between October 2006 and July 2014. ERISA Section 406(a)(1)(D) prohibits the use of plan assets by, or transfer of plan assets to, a party in interest (such as a fiduciary investment manager or Trustee). Although an exemption under ERISA 408(b)(2) generally is applicable to contracts with parties (such as Trustees) for services necessary for the operation of a plan where no more than reasonable compensation is paid therefor, the described payments represent the amount invoiced and paid by the Plan in excess of the amount required by the applicable contract.

The Trustee had agreed to apply different fee rates to different plan accounts, depending on the classification of the activity transacted in those accounts, and had agreed to waive normal fees with regard to other accounts. However, upon a review of the invoices generated by the Trustee, it was discovered that (a) for the period between July 2006 and July 2014, the Trustee had mistakenly applied incorrect fee rates applicable to certain accounts, and (b) between July 2009 and July 2014, it had mistakenly applied fees that it had agreed to waive. These resulted in an effective overcharge for their services. Following confirmation of the overpayments in 2014, the Plan secured repayment of the excess charges and the Trustee and Plan Sponsor have confirmed that the transactions were fully remediated in 2016.

The Plan Administrator reviewed whether certain legal fees paid by the Plan in September 2012 entailed a non-exempt prohibited transaction. It concluded that those fees did in fact relate to services for the operation of the Plan and therefore are not a prohibited transaction under ERISA.

The Plan also entered into a non-exempt prohibited transaction in March 2016 when Galliard Capital Management, Inc. (Galliard), a fiduciary investment manager engaged by the Plan, used its discretion to cause the Plan to purchase corporate bonds that had been issued by Berkshire Hathaway, Inc., which by then had become a 10% or more shareholder of Wells Fargo, Inc., which is the parent corporation of Galliard. ERISA Section 3(14)(H) defines the term “party in interest” to include a 10 percent or more shareholder directly or indirectly of a plan fiduciary. Therefore, when Galliard caused the Plan to purchase the bonds issued by Berkshire Hathaway, the resulting relationship between the Plan and Berkshire Hathaway may be considered an indirect use of Plan assets by a party in interest. When Galliard caused the Plan to sell the bonds approximately 6 months later at a gain of $25,359, that put the Plan in a financial position that was no worse than it would have been had the transaction not occurred, which “corrected” the transaction per applicable tax regulations. (See Temporary Treasury Regulation Section 141.4975-13 and Treasury Regulation Section 53.4941(e)-1(c)(1).)

6. FAIR VALUE MEASUREMENTS

For a discussion of fair value accounting and the classification of assets within the fair value hierarchy, see the “Fair Value Measurements of Assets” section of Note 2.

Plan Assets within the Fair Value Hierarchy as of December 31, 2016

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$635,410,822	$—	$—	$—	$635,410,822
AEP Stock	329,259,557	—	—	—	329,259,557
Subtotal Equities	964,670,379	—	—	—	964,670,379

Fixed Income
Government Bonds	—	20,789,868	—	—	20,789,868
Corporate Debt Securities	—	10,937,074	—	—	10,937,074
Mortgage Backed Securities	—	10,794,803	—	—	10,794,803
Subtotal Fixed Income	—	42,521,745	—	—	42,521,745

Common/Collective Trusts
JPMorgan Liquidity Fund (a)	—	—	—	12,947,585	12,947,585
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	181,257,716	181,257,716
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	239,275,406	239,275,406
Mellon Capital Stock Index Fund (a)	—	—	—	744,575,161	744,575,161
Mellon Capital International Stock Index Fund (a)	—	—	—	463,841,234	463,841,234
Mellon Capital REIT Index Fund (a)	—	—	—	27,607,567	27,607,567
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	451,234,688	451,234,688
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	19,303,861	19,303,861
JPMorgan Strategic Property Fund (a)	—	—	—	43,720,839	43,720,839
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	26,607,569	26,607,569
Subtotal Common/Collective Trusts	—	—	—	2,210,371,626	2,210,371,626

Registered Investment Companies (a)	—	—	—	146,398,474	146,398,474
Cash Equivalents (a)	—	38,478	—	21,981,151	22,019,629
Accrued Items and Unsettled Trades (a)	(956,071)	(5,486,311)	—	(2,091,521)	(8,533,903)

Total Assets Reflecting Investments at Fair Value	$963,714,308	$37,073,912	$—	$2,376,659,730	$3,377,447,950

(a)
Amounts in “Other” column represent investments for which fair value is measured using net asset value per share in accordance with ASU 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which was retrospectively applied to prior periods.

Plan Assets within the Fair Value Hierarchy as of December 31, 2015

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$651,023,438	$—	$—	$—	$651,023,438
AEP Stock	320,678,864	—	—	—	320,678,864
Subtotal Equities	971,702,302	—	—	—	971,702,302

Fixed Income
Government Bonds	—	22,185,387	—	—	22,185,387
Corporate Debt Securities	—	12,881,747	—	—	12,881,747
Mortgage Backed Securities	—	13,834,151	—	—	13,834,151
Subtotal Fixed Income	—	48,901,285	—	—	48,901,285

Common/Collective Trusts
JPMorgan Liquidity Fund (a)	—	—	—	12,470,523	12,470,523
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	168,768,573	168,768,573
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	65,664,948	65,664,948
Mellon Capital Stock Index Fund (a)	—	—	—	679,723,905	679,723,905
Mellon Capital International Stock Index Fund (a)	—	—	—	390,982,224	390,982,224
Mellon Capital REIT Index Fund (a)	—	—	—	26,129,855	26,129,855
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	565,276,859	565,276,859
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	18,154,304	18,154,304
JPMorgan Strategic Property Fund (a)	—	—	—	46,781,444	46,781,444
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	24,600,662	24,600,662
Subtotal Common/Collective Trusts	—	—	—	1,998,553,297	1,998,553,297

Registered Investment Companies (a)	—	—	—	159,986,702	159,986,702
Cash Equivalents (a)	—	—	—	13,495,014	13,495,014
Accrued Items and Unsettled Trades (a)	(2,427,977)	1,742,397	—	135,589	(549,991)

Total Assets Reflecting Investments at Fair Value	$969,274,325	$50,643,682	$—	$2,172,170,602	$3,192,088,609

(a)
Amounts in “Other” column represent investments for which fair value is measured using net asset value per share in accordance with ASU 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which was retrospectively applied to prior periods.

The following tables set forth a summary of the Plan's investments with a reported Net Asset Value as of December 31, 2016 and 2015:

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2016

Common/Collective Trusts	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
JPMorgan Liquidity Fund	$12,947,585	Daily	1 Day
Mellon Capital Small Cap Stock Index Fund	181,257,716	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	239,275,406	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	744,575,161	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	463,841,234	Daily	Trade Date + 1
Mellon Capital REIT Index Fund	27,607,567	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	451,234,688	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	19,303,861	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	43,720,839	Quarterly	45 Days
Mellon Capital Emerging Markets Stock Index Fund	26,607,569	Daily	Trade Date + 1
Total Assets	$2,210,371,626

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2015

Common/Collective Trusts	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
JPMorgan Liquidity Fund	$12,470,523	Daily	1 Day
Mellon Capital Small Cap Stock Index Fund	168,768,573	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	65,664,948	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	679,723,905	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	390,982,224	Daily	Trade Date + 1
Mellon Capital REIT Index Fund	26,129,855	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	565,276,859	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	18,154,304	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	46,781,444	Quarterly	45 Days
Mellon Capital Emerging Markets Stock Index Fund	24,600,662	Daily	Trade Date + 1
Total Assets	$1,998,553,297

It is the Plan’s policy to record transfers in and transfers out of each level at the end of each reporting period. There have been no transfers between Level 1, Level 2, and Level 3 during the years ended December 31, 2016 and 2015.

7. RISK AND UNCERTAINTIES

The Plan utilizes various investment instruments, including common stock, bonds, commingled funds and investment contracts. Investment securities are exposed to various risks, such as interest rate, credit and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

8. FEDERAL INCOME TAX

The IRS has issued a favorable determination letter dated September 24, 2013 with respect to the Plan. A favorable determination letter indicates that, in the opinion of the IRS, the terms of the Plan meets the requirements of Section 401(a) of the IRC, and thereby recognizes the exempt status of the Plan’s trust pursuant to Section 501(a) of the IRC.

The Plan has been amended subsequent to the issuance of that IRS determination letter. On January 30, 2017, the Plan Sponsor filed with the IRS an application for an updated determination letter that would address the amendments made to the Plan not covered by the 2013 determination letter. Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan’s trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and to recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following tables are reconciliations of participant loans and net assets available for benefits per the financial statements to Form 5500.

	January 1,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (a)	2016	2015
Beginning Balance per Financial Statements	$87,524,769	$85,735,539
Less: Loans Deemed Distributed with No Post-Default Payments	(2,532,695)	(2,386,756)
Balance Reported on Form 5500	$84,992,074	$83,348,783

	December 31,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (b)	2016	2015
Ending Balance per Financial Statements	$84,946,911	$87,524,769
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(3,731,609)	(2,532,695)
Balance Reported on Form 5500	$81,215,302	$84,992,074

	January 1,
Net Assets - Schedule H, Part I, Line 1l, Column (a)	2016	2015
Beginning Balance per Financial Statements	$4,014,450,673	$4,057,488,798
Plus: Adjustment from Contract Value to Fair Value	—	7,328,563
Less: Loans Deemed Distributed with No Post-Default Payments	(2,532,695)	(2,386,756)
Beginning Balance Reported on Form 5500	$4,011,917,978	$4,062,430,605

	December 31,
Net Assets - Schedule H, Part I, Line 1l, Column (b)	2016	2015
Ending Balance per Financial Statements	$4,179,621,925	$4,014,450,673
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(3,731,609)	(2,532,695)
Balance Reported on Form 5500	$4,175,890,316	$4,011,917,978

	December 31,
Increase (Decrease) in Net Assets - Schedule H, Part II, Line 2k	2016	2015
Per Financial Statements	$212,373,520	$(43,038,125)
Plus (Less): Change in Contract Value to Fair Value	—	(7,328,563)
Less: Loans Deemed Distributed	(1,198,914)	(145,939)
Reported on Form 5500	$211,174,606	$(50,512,627)

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
PLAN #002 EIN #13-4922641
SCHEDULE OF ASSETS (HELD AS OF END OF YEAR)
DECEMBER 31, 2016

Shares	Identity of Issuer, Borrower, Lessor or Similar Party	Fair Value
	Common / Collective Trusts
	Wells Fargo Fixed Income Fund N	$108,460,528
	Metlife Separate Account No 690	162,420,180
41,231,752	JPMorgan US Treasury Plus Money Market Fund	50,324,705
	Total Common / Collective Trusts	$321,205,413

	Corporate Debt Securities
	3M Co, 1.625%, due 09/19/2021, par $590,000	$577,679
	AbbVie Inc, 1.8%, due 05/14/2018, par $290,000	290,899
	AIG Global Funding, 2.7%, due 12/15/2021, par $900,000	899,147
	Air Liquide Finance SA, 1.75%, due 09/27/2021, par $470,000	453,436
	Ally Auto Receivables Trust 2014-3, 1.28%, due 06/17/2019, par $1,397,004	1,398,372
	Altera Corp, 2.5%, due 11/15/2018, par $1,400,000	1,428,649
	American Express Credit Corp, 2.25%, due 08/15/2019, par $1,030,000	1,044,487
	American Express Credit Corp, 2.25%, due 05/05/2021, par $430,000	426,381
	American Express Credit Corp, 1.7%, due 10/30/2019, par $200,000	198,624
	American Honda Finance Corp, 2.125%, due 02/28/2017, par $700,000	706,192
	American Honda Finance Corp, 1.5%, due 03/13/2018, par $140,000	140,610
	American Honda Finance Corp, 1.6%, due 07/13/2018, par $770,000	777,429
	American Honda Finance Corp, 1.7%, due 02/22/2019, par $420,000	420,838
	AmeriCredit Automobile Receivables 2016-1, 1.81%, due 10/08/2020, par $1,200,000	1,204,056
	AmeriCredit Automobile Receivables Trust 2014-2, 0.94%, due 02/08/2019, par $588,671	588,532
	Amex Credit Acct Mstr Trst, 1.43%, due 06/15/2020, par $2,000,000	2,004,585
	Anheuser-Busch InBev Finance Inc, 3.3%, due 02/01/2023, par $1,400,000	1,444,075
	Apple Inc, 2.25%, due 02/23/2021, par $840,000	846,021
	Apple Inc, 1.1%, due 08/02/2019, par $350,000	346,343
	AT&T Inc, 3%, due 06/30/2022, par $380,000	373,043
	AT&T Inc, 2.8%, due 02/17/2021, par $580,000	581,438
	AT&T Inc, 2.4%, due 03/15/2017, par $755,000	762,190
	Automatic Data Processing Inc, 2.25%, due 09/15/2020, par $420,000	424,953
	AvalonBay Communities Inc, 3.625%, due 10/01/2020, par $825,000	864,143
	AvalonBay Communities Inc, 4.2%, due 12/15/2023, par $480,000	508,325
	BA Credit Card Trust, 1.36%, due 09/15/2020, par $2,000,000	2,000,287
	BAE Systems PLC, 4.75%, due 10/11/2021, par $420,000	458,583
	Bank of America Corp, 3.875%, due 03/22/2017, par $1,085,000	1,102,706
	Bank of America Corp, 2.625%, due 04/19/2021, par $870,000	868,598
	Bank of America NA, 2.05%, due 12/07/2018, par $800,000	805,379
	Bank of Montreal, 1.75%, due 06/15/2021, par $925,000	901,086
	Bank of Montreal, 1.9%, due 08/27/2021, par $730,000	712,088
	Bank of New York Mellon Corp/The, 2.1%, due 08/01/2018, par $750,000	762,536
	Bank of New York Mellon Corp/The, 2.2%, due 03/04/2019, par $1,000,000	1,014,284
	Bank of Nova Scotia/The, 1.7%, due 06/11/2018, par $605,000	605,779
	Bank of Nova Scotia/The, 1.875%, due 04/26/2021, par $750,000	734,224
	Barclays Dryrock Issuance Trust, 1.04389%, due 03/16/2020, par $2,000,000	2,001,332
	Bayer US Finance LLC, 2.375%, due 10/08/2019, par $850,000	856,160
	Becton Dickinson and Co, 2.675%, due 12/15/2019, par $610,000	619,638
	BMW US Capital LLC, 1.5%, due 04/11/2019, par $820,000	814,952
	BNP Paribas SA, 1.375%, due 03/17/2017, par $1,050,000	1,054,331
	Boston Properties LP, 4.125%, due 05/15/2021, par $920,000	976,871
	Boston Properties LP, 3.125%, due 09/01/2023, par $300,000	297,296
	BP Capital Markets PLC, 1.375%, due 05/10/2018, par $1,400,000	1,398,407
	Branch Banking & Trust Co, 2.3%, due 10/15/2018, par $400,000	405,925
	Capital Auto Receivables Asset Trust 2015-2, 1.73%, due 09/20/2019, par $2,200,000	2,206,925
	Capital One Multi-Asset Execution Tr, 1.34%, due 04/15/2022, par $1,000,000	989,529
	Capital One Multi-Asset Execution Tr , 1.48%, due 07/15/2020, par $1,000,000	1,002,724
	Capital One NA/Mclean VA, 2.35%, due 08/17/2018, par $450,000	456,521
	Capital One NA/Mclean VA, 1.85%, due 09/13/2019, par $370,000	367,848
	Cargill Inc, 6%, due 11/27/2017, par $1,300,000	1,360,385

CarMax Auto Owner Trust 2015-1, 1.38%, due 11/15/2019, par $1,943,889	1,945,767
Carmax Auto Owner Trust 2016-3, 1.39%, due 05/17/2021, par $2,100,000	2,087,395
Caterpillar Financial Services Corp, 2.25%, due 12/01/2019, par $430,000	432,562
Caterpillar Financial Services Corp, 2%, due 03/05/2020, par $910,000	907,847
Chase Issuance Trust, 1.38%, due 11/15/2019, par $1,200,000	1,201,779
Chase Issuance Trust, 1.62%, due 07/15/2020, par $790,000	792,149
Chevron Corp, 1.07567%, due 11/15/2017, par $290,000	290,448
Chevron Corp, 1.345%, due 11/15/2017, par $390,000	391,135
Chevron Corp, 1.365%, due 03/02/2018, par $400,000	401,412
Chevron Corp, 2.419%, due 11/17/2020, par $740,000	747,457
Chevron Corp, 2.1%, due 05/16/2021, par $850,000	844,943
Chubb INA Holdings Inc, 2.3%, due 11/03/2020, par $310,000	311,078
Cisco Systems Inc, 2.45%, due 06/15/2020, par $1,260,000	1,274,083
Citigroup Inc, 1.7%, due 04/27/2018, par $700,000	700,573
Citigroup Inc, 2.65%, due 10/26/2020, par $830,000	834,556
Citigroup Inc, 2.7%, due 03/30/2021, par $410,000	411,860
Citigroup Inc, 2.35%, due 08/02/2021, par $840,000	829,857
Citizens Bank NA/Providence RI, 2.55%, due 05/13/2021, par $250,000	249,315
CNH Equipment Trust 2014-B, 0.91%, due 05/15/2019, par $859,358	859,411
CNH Equipment Trust 2015-B, 1.37%, due 07/15/2020, par $2,000,000	2,000,828
Commonwealth Edison Co, 4%, due 08/01/2020, par $1,361,000	1,457,132
ConocoPhillips Co, 2.2%, due 05/15/2020, par $450,000	447,830
ConocoPhillips Co, 4.2%, due 03/15/2021, par $330,000	354,614
Core Industrial Trust 2015-TEXW, 3.077%, due 02/10/2034, par $2,100,000	2,146,694
Credit Suisse AG/New York NY, 1.375%, due 05/26/2017, par $370,000	370,580
Credit Suisse AG/New York NY, 1.75%, due 01/29/2018, par $590,000	593,188
CVS Health Corp, 2.8%, due 07/20/2020, par $1,000,000	1,027,127
Daimler Finance North America LLC, 2.45%, due 05/18/2020, par $1,000,000	1,000,913
Daimler Finance North America LLC, 2%, due 07/06/2021, par $230,000	225,569
Danone SA, 1.691%, due 10/30/2019, par $1,090,000	1,079,374
Dell Equipment Finance Trust 2015-2, 1.42%, due 12/22/2017, par $522,594	523,020
Discover Card Execution Note Trust, 1.22%, due 10/15/2019, par $2,000,000	2,001,758
Duke Energy Carolinas LLC, 2.5%, due 03/15/2023, par $420,000	419,358
Duke Energy Florida LLC, 4.55%, due 04/01/2020, par $1,300,000	1,403,584
Ecolab Inc, 2.25%, due 01/12/2020, par $830,000	838,527
Ecolab Inc, 3.25%, due 01/14/2023, par $560,000	578,671
Edsouth Indenture No 2 LLC, 1.90611%, due 09/25/2040, par $970,700	964,211
Education Loan Asset-Backed Trust I, 1.55611%, due 06/25/2026, par $602,521	596,828
Educational Funding of the South Inc, 1.53178%, due 04/25/2035, par $1,457,775	1,442,106
EMC Corp, 1.875%, due 06/01/2018, par $655,000	648,763
EMD Finance LLC (Merck KGaA), 2.4%, due 03/19/2020, par $810,000	810,720
Entergy Arkansas Inc, 3.05%, due 06/01/2023, par $1,500,000	1,509,369
Enterprise Fleet Financing LLC, 1.3%, due 09/20/2020, par $1,000,663	1,000,335
Enterprise Fleet Financing LLC, 1.83%, due 09/20/2021, par $2,126,875	2,129,088
Enterprise Products Operating LLC, 2.85%, due 04/15/2021, par $440,000	445,994
ERP Operating LP, 4.75%, due 07/15/2020, par $1,070,000	1,153,539
Exxon Mobil Corp, 2.222%, due 03/01/2021, par $420,000	424,073
FedEx Corp, 2.3%, due 02/01/2020, par $360,000	363,873
Fifth Third Auto Trust 2014-2, 0.89%, due 11/15/2018, par $607,289	607,320
Ford Credit Auto Owner Trust 2014-A, 0.79%, due 05/15/2018, par $153,808	153,824
Ford Credit Auto Owner Trust 2015-A, 1.28%, due 09/15/2019, par $1,741,006	1,742,686
Ford Credit Auto Owner Trust 2015-B, 1.16%, due 11/15/2019, par $2,452,078	2,451,103
Ford Credit Auto Owner Trust 2015-REV1, 2.12%, due 07/15/2026, par $1,600,000	1,604,658
Ford Credit Auto Owner Trust 2016-REV1, 2.31%, due 08/15/2027, par $840,000	839,231
Ford Credit Auto Owner Trust 2016-REV2, 2.03%, due 12/15/2027, par $1,400,000	1,378,135
Ford Motor Credit Co LLC, 4.25%, due 02/03/2017, par $435,000	443,457
Ford Motor Credit Co LLC, 3%, due 06/12/2017, par $1,001,000	1,008,412
GE Capital International Funding Co Unlimited Co, 2.342%, due 11/15/2020, par $220,000	220,553
General Electric Co, 2.2%, due 01/09/2020, par $86,000	87,184
General Mills Inc, 2.2%, due 10/21/2019, par $520,000	524,755
Georgia-Pacific LLC, 2.539%, due 11/15/2019, par $380,000	384,564
Gilead Sciences Inc, 1.95%, due 03/01/2022, par $400,000	389,206
Goldman Sachs Group Inc/The, 2.6%, due 04/23/2020, par $500,000	502,980
Goldman Sachs Group Inc/The, 2.75%, due 09/15/2020, par $540,000	546,705
Goldman Sachs Group Inc/The, 2.875%, due 02/25/2021, par $560,000	568,224

Goldman Sachs Group Inc/The, 2.625%, due 04/25/2021, par $840,000	837,943
Guardian Life Global Funding, 2%, due 04/26/2021, par $830,000	812,483
Home Depot Inc/The, 2%, due 04/01/2021, par $420,000	418,761
Honda Auto Receivables 2015-1 Owner Trust, 1.05%, due 10/15/2018, par $1,467,199	1,467,034
Honda Auto Receivables Owner Trust 2014-3, 0.88%, due 06/15/2018, par $813,845	813,610
Honeywell International Inc, 1.85%, due 11/01/2021, par $1,380,000	1,352,903
HSBC USA Inc, 2.375%, due 11/13/2019, par $1,330,000	1,337,549
Hyundai Auto Receivables Trust 2015-B, 1.12%, due 11/15/2019, par $2,200,000	2,197,069
Hyundai Capital America, 2%, due 03/19/2018, par $310,000	311,700
Illinois Tool Works Inc, 1.95%, due 03/01/2019, par $1,000,000	1,011,660
International Business Machines Corp, 1.95%, due 02/12/2019, par $2,000,000	2,027,330
John Deere Capital Corp, 1.6%, due 07/13/2018, par $640,000	644,570
John Deere Capital Corp, 2.55%, due 01/08/2021, par $230,000	233,779
John Deere Owner Trust 2016-B, 1.25%, due 06/15/2020, par $2,100,000	2,091,160
JPMorgan Chase & Co, 2.25%, due 01/23/2020, par $620,000	624,663
JPMorgan Chase & Co, 2.55%, due 10/29/2020, par $480,000	481,754
JPMorgan Chase & Co, 2.55%, due 03/01/2021, par $630,000	633,375
JPMorgan Chase & Co, 2.7%, due 05/18/2023, par $850,000	834,372
Kentucky Higher Education Student Loan Corp, 1.117%, due 06/01/2026, par $1,019,997	1,001,751
KeyBank NA/Cleveland OH, 2.5%, due 12/15/2019, par $250,000	252,882
KeyBank NA/Cleveland OH, 2.25%, due 03/16/2020, par $550,000	551,301
KeyBank NA/Cleveland OH, 1.7%, due 06/01/2018, par $310,000	310,265
KeyBank NA/Cleveland OH, 2.35%, due 03/08/2019, par $250,000	253,281
Kimco Realty Corp, 3.4%, due 11/01/2022, par $600,000	612,267
Kraft Heinz Foods Co, 2.25%, due 06/05/2017, par $1,350,000	1,356,503
Liberty Property LP, 3.375%, due 06/15/2023, par $830,000	826,535
Lockheed Martin Corp, 2.5%, due 11/23/2020, par $700,000	707,762
Manufacturers & Traders Trust Co, 2.25%, due 07/25/2019, par $570,000	580,096
Manufacturers & Traders Trust Co, 2.1%, due 02/06/2020, par $505,000	507,858
Marathon Oil Corp, 2.7%, due 06/01/2020, par $1,320,000	1,324,727
Massachusetts Health & Educational Facilities Authority, 5.26%, due 10/01/2018, par $1,125,000	1,216,564
MassMutual Global Funding II, 2.1%, due 08/02/2018, par $1,000,000	1,017,368
McDonald's Corp, 2.1%, due 12/07/2018, par $260,000	261,908
Medtronic Inc, 2.5%, due 03/15/2020, par $820,000	835,213
Merck & Co Inc, 3.875%, due 01/15/2021, par $400,000	431,630
Micron Semiconductor Asia Pte Ltd, 1.258%, due 01/15/2019, par $1,209,000	1,210,648
Microsoft Corp, 1.55%, due 08/08/2021, par $830,000	810,137
MidAmerican Energy Co, 2.4%, due 03/15/2019, par $530,000	540,202
Missouri Higher Education Loan, %, due 05/25/2032, par $1,139,795	1,112,384
MMAF Equipment Finance LLC 2015-A, 1.39%, due 10/16/2019, par $1,928,621	1,926,452
Morgan Stanley, 5.55%, due 04/27/2017, par $545,000	557,590
Morgan Stanley, 4.75%, due 03/22/2017, par $1,380,000	1,408,420
Morgan Stanley, 2.65%, due 01/27/2020, par $810,000	822,997
Morgan Stanley Capital I Trust 2007-IQ13, 5.364%, due 03/15/2044, par $617,386	620,556
Morgan Stanley Capital I Trust 2007-TOP27, 5.64302%, due 06/11/2042, par $1,445,986	1,469,155
Morgan Stanley Capital I Trust 2011-C3, 4.118%, due 07/15/2049, par $1,900,000	2,047,244
Navient Student Loan Trust 2015-2, 1.17611%, due 08/27/2029, par $2,000,000	1,992,301
Navient Student Loan Trust 2016-6, 1.50611%, due 03/25/2066, par $1,200,000	1,202,635
Nevada Power Co, 6.5%, due 05/15/2018, par $697,000	749,236
New Hampshire Higher Education Loan Corp, %, due 10/25/2028, par $760,763	759,519
New York Life Global Funding, 1.3%, due 10/30/2017, par $1,000,000	1,002,826
New York Life Global Funding, 2%, due 04/13/2021, par $480,000	473,340
Nissan Auto Lease Trust 2014-B, 1.12%, due 09/15/2017, par $589,991	590,359
Occidental Petroleum Corp, 2.6%, due 04/15/2022, par $960,000	962,798
Ohio Phase-In-Recovery Funding LLC, 2.049%, due 07/01/2020, par $1,800,000	1,830,497
Oracle Corp, 2.25%, due 10/08/2019, par $710,000	722,293
Oracle Corp, 1.9%, due 09/15/2021, par $680,000	670,736
Orange SA, 1.625%, due 11/03/2019, par $780,000	769,639
PepsiCo Inc, 1.5%, due 02/22/2019, par $780,000	781,466
PepsiCo Inc, 1.7%, due 10/06/2021, par $450,000	438,970
Pfizer Inc, 1.7%, due 12/15/2019, par $830,000	830,785
Phillips 66, 2.95%, due 05/01/2017, par $1,470,000	1,485,427
PNC Bank NA, 1.5%, due 10/18/2017, par $1,400,000	1,404,967
PNC Bank NA, 2.3%, due 06/01/2020, par $580,000	580,862
PPL Electric Utilities Corp, 3%, due 09/15/2021, par $1,000,000	1,023,808

Praxair Inc, 2.25%, due 09/24/2020, par $580,000	582,194
Procter & Gamble Co/The, 1.7%, due 11/03/2021, par $1,000,000	985,627
Public Service Electric & Gas Co, 2%, due 08/15/2019, par $1,400,000	1,419,252
Reckitt Benckiser Treasury Services PLC, 2.125%, due 09/21/2018, par $900,000	906,884
Roche Holdings Inc, 1.75%, due 01/28/2022, par $1,170,000	1,127,883
Royal Bank of Canada, 1.875%, due 02/05/2020, par $1,625,000	1,629,368
Royal Bank of Canada, 2.3%, due 03/22/2021, par $450,000	449,696
SBA Small Business Investment Cos, 3.644%, due 09/10/2023, par $1,802,931	1,896,089
SBA Small Business Investment Cos, 3.191%, due 03/10/2024, par $3,406,648	3,559,831
SBA Small Business Investment Cos, 2.517%, due 03/10/2025, par $1,959,513	1,993,608
SBA Small Business Investment Cos, 2.829%, due 09/10/2025, par $1,947,259	1,999,585
SBA Small Business Investment Cos, 2.507%, due 03/10/2026, par $8,323,701	8,369,319
Shell International Finance BV, 2.25%, due 11/10/2020, par $1,000,000	1,001,796
Shell International Finance BV, 1.875%, due 05/10/2021, par $1,110,000	1,088,214
Siemens Financieringsmaatschappij NV, 2.15%, due 05/27/2020, par $980,000	976,043
Simon Property Group LP, 2.35%, due 01/30/2022, par $350,000	346,167
SLCC Student Loan Trust I, 1.97611%, due 10/25/2027, par $1,204,749	1,190,830
Southern California Edison Co, 3.875%, due 06/01/2021, par $1,010,000	1,072,204
State Street Corp, 2.55%, due 08/18/2020, par $700,000	713,656
Statoil ASA, 2.25%, due 11/08/2019, par $920,000	930,686
Student Loan Corp, 1.45611%, due 07/25/2036, par $1,116,158	1,106,355
SunTrust Banks Inc, 2.7%, due 01/27/2022, par $440,000	441,177
Tagua Leasing LLC, 1.581%, due 11/16/2024, par $1,378,025	1,340,360
Teva Pharmaceutical Finance Netherlands III BV, 1.7%, due 07/19/2019, par $500,000	495,042
Texas A&M University, 2.396%, due 05/15/2023, par $900,000	891,676
Thermo Fisher Scientific Inc, 3%, due 04/15/2023, par $390,000	385,788
Toronto-Dominion Bank/The, 2.25%, due 09/25/2019, par $1,400,000	1,419,545
Toronto-Dominion Bank/The, 1.95%, due 04/02/2020, par $1,400,000	1,401,722
Total Capital International SA, 1.55%, due 06/28/2017, par $995,000	996,765
Toyota Auto Receivables 2014-C Owner Trust, 0.93%, due 07/16/2018, par $911,946	911,763
Toyota Motor Credit Corp, 2.15%, due 03/12/2020, par $600,000	602,835
Toyota Motor Credit Corp, 1.7%, due 02/19/2019, par $420,000	421,291
Toyota Motor Credit Corp, 1.55%, due 10/18/2019, par $640,000	634,265
UBS AG/Stamford CT, 5.875%, due 12/20/2017, par $375,000	391,025
UBS AG/Stamford CT, 2.375%, due 08/14/2019, par $400,000	405,554
UBS-Barclays Commercial Mortgage Trust 2012-C4, 2.8502%, due 12/10/2045, par $1,800,000	1,820,441
Union Pacific Corp, 5.65%, due 05/01/2017, par $1,400,000	1,434,428
United Technologies Corp, 1.95%, due 11/01/2021, par $410,000	403,241
UnitedHealth Group Inc, 1.9%, due 07/16/2018, par $500,000	506,575
UnitedHealth Group Inc, 2.125%, due 03/15/2021, par $420,000	417,716
US Bank NA/Cincinnati OH, 1.45%, due 01/29/2018, par $1,350,000	1,357,378
USAA Capital Corp, 2%, due 06/01/2021, par $990,000	970,712
Ventas Realty LP, 3.125%, due 06/15/2023, par $420,000	412,882
Verizon Communications Inc, 4.5%, due 09/15/2020, par $400,000	433,345
Verizon Communications Inc, 1.75%, due 08/15/2021, par $600,000	579,956
Vermont Student Assistance Corp, 1.506%, due 04/30/2035, par $1,002,226	980,956
Volkswagen Group of America Finance LLC, 1.6%, due 11/20/2017, par $650,000	649,142
Volkswagen Group of America Finance LLC, 2.4%, due 05/22/2020, par $200,000	198,441
Westpac Banking Corp, 2.3%, due 05/26/2020, par $600,000	598,583
Westpac Banking Corp, 2.25%, due 11/09/2020, par $1,075,000	1,078,944
WF Dealer Floorplan Master Note Trust, 1.119%, due 07/20/2019, par $2,000,000	2,000,958
World Omni Auto Receivables Trust 2013-B, 0.83%, due 08/15/2018, par $118,564	118,583
World Omni Auto Receivables Trust 2014-A, 0.94%, due 04/15/2019, par $694,128	693,953
World Omni Auto Receivables Trust 2015-A, 1.34%, due 05/15/2020, par $1,888,671	1,891,269
Xcel Energy Inc, 2.4%, due 03/15/2021, par $420,000	420,616
Xcel Energy Inc, 2.6%, due 03/15/2022, par $530,000	528,987
Total Corporate Debt Securities	$222,968,212

Government Bonds
Arizona School Facilities Board, 1.755%, due 07/01/2019, par $1,300,000	$1,311,278
Beaver County School District, 1.761%, due 02/01/2018, par $1,000,000	1,012,008
City of Dallas TX Waterworks & Sewer System Revenue, 2.289%, due 10/01/2024, par $1,255,000	1,207,037
City of Frisco TX, 2.92%, due 02/15/2023, par $855,000	867,185
Coos County School District No 13 North Bend, 2.006%, due 06/15/2020, par $1,005,000	1,005,926
County of Harris TX, 1.372%, due 10/01/2018, par $1,650,000	1,654,637

County of Macomb MI, 2.688%, due 11/01/2021, par $1,000,000	1,014,960
Hashemite Kingdom of Jordan Government AID Bond, 2.578%, due 06/30/2022, par $3,150,000	3,204,510
MSN 41079 and 41084 Ltd, 1.717%, due 07/13/2024, par $1,106,932	1,086,588
North Carolina State Ed Assistance Auth, 1.556%, due 07/25/2039, par $1,719,347	1,694,530
NYC Transit Fin Auth Future Tax Rev, 2.5%, due 11/01/2020, par $750,000	765,035
NYC Transit Fin Auth Future Tax Rev, 2.5%, due 02/01/2023, par $750,000	747,148
Petroleos Mexicanos, 2%, due 12/20/2022, par $840,000	838,508
Petroleos Mexicanos, 2.83%, due 02/15/2024, par $1,631,250	1,680,613
Petroleos Mexicanos, 1.33567%, due 02/15/2024, par $1,957,500	1,963,863
Petroleos Mexicanos, 2.378%, due 04/15/2025, par $1,700,000	1,709,277
Phoenix 2012 LLC, 1.607%, due 07/03/2024, par $1,353,560	1,324,999
Port of Morrow OR, 1.809%, due 09/01/2022, par $600,000	582,828
State of CA Dept of Water Resources Power Supply Revenue, 2%, due 05/01/2022, par $1,000,000	976,957
State of New York, 3.75%, due 03/01/2018, par $1,000,000	1,039,910
State of Ohio, 3.18%, due 05/01/2018, par $500,000	514,970
State of Texas, 2.843%, due 10/01/2022, par $1,200,000	1,236,069
State of Wisconsin, 1.899%, due 05/01/2022, par $425,000	412,263
Tunisia Government AID Bonds, 1.416%, due 08/05/2021, par $1,375,000	1,337,029
Ukraine Government AID Bonds, 1.471%, due 09/29/2021, par $775,000	759,503
United States Small Business Administration, 4.14%, due 02/01/2030, par $1,449,453	1,565,873
United States Small Business Administration, 2.09%, due 11/01/2032, par $1,264,212	1,231,008
United States Treasury Inflation Indexed Bonds, 0.625%, due 01/15/2024, par $5,800,000	6,131,670
United States Treasury Inflation Indexed Bonds, 0.125%, due 07/15/2024, par $4,330,000	4,333,054
United States Treasury Inflation Indexed Bonds, 0.625%, due 01/15/2026, par $1,775,000	1,826,831
United States Treasury Note/Bond, 2.375%, due 08/15/2024, par $1,100,000	1,114,981
United States Treasury Note/Bond, 2.25%, due 11/15/2024, par $4,400,000	4,385,868
United States Treasury Note/Bond, 2%, due 02/15/2025, par $2,000,000	1,961,671
United States Treasury Note/Bond, 2.25%, due 11/15/2025, par $700,000	693,076
United States Treasury Note/Bond, 1.5%, due 03/31/2023, par $4,000,000	3,858,766
United States Treasury Note/Bond, 1.625%, due 10/31/2023, par $2,000,000	1,929,706
Total Government Bonds	$58,980,133

Mortgage Backed Securities
Citigroup Commercial Mortgage Trust 2013-GC11, 2.69%, due 04/10/2046, par $2,275,000	$2,311,176
COMM 2012-CCRE5 Mortgage Trust, 2.771%, due 12/10/2045, par $2,000,000	2,015,762
COMM 2013-CCRE6 Mortgage Trust, 3.101%, due 03/10/2046, par $2,000,000	2,040,444
COMM 2013-CCRE7 Mortgage Trust, 3.213%, due 03/10/2046, par $2,090,000	2,143,770
COMM 2013-LC6 Mortgage Trust, 2.941%, due 01/10/2046, par $1,000,000	1,014,340
Fannie Mae Pool, 5.5%, due 09/01/2023, par $968,005	1,080,105
Fannie Mae Pool, 4%, due 06/01/2026, par $1,959,007	2,074,928
Fannie Mae Pool, 4.5%, due 06/01/2018, par $495,728	511,341
Fannie Mae Pool, 5%, due 06/01/2023, par $729,018	776,350
Fannie Mae Pool, 4.5%, due 12/01/2022, par $303,307	315,352
Fannie Mae Pool, 5%, due 03/01/2025, par $1,142,654	1,223,506
Fannie Mae Pool, 5%, due 06/01/2020, par $846,356	872,853
Fannie Mae Pool, 4%, due 11/01/2025, par $1,608,551	1,704,980
Fannie Mae Pool, 3%, due 05/01/2027, par $177,685	183,157
Fannie Mae Pool, 3%, due 10/01/2027, par $516,817	532,488
Fannie Mae Pool, 2%, due 12/01/2022, par $796,028	805,592
Fannie Mae Pool, 2.5%, due 01/01/2028, par $1,159,363	1,164,624
Fannie Mae Pool, 2%, due 05/01/2023, par $946,122	957,476
Fannie Mae Pool, 2%, due 09/01/2023, par $1,135,997	1,149,708
Fannie Mae Pool, 2.5%, due 10/01/2023, par $524,014	536,631
Fannie Mae Pool, 2.867%, due 03/01/2044, par $862,308	889,363
Fannie Mae Pool, 2.11%, due 01/01/2020, par $3,384,801	3,422,085
Fannie Mae Pool, 2.8%, due 10/01/2021, par $4,123,243	4,173,584
Fannie Mae Pool, 2.71%, due 06/01/2022, par $3,213,188	3,278,736
Fannie Mae Pool, 2.6%, due 07/01/2042, par $1,488,875	1,520,444
Fannie Mae Pool, 2.542%, due 08/01/2042, par $1,268,431	1,293,215
Fannie Mae Pool, 2.687%, due 06/01/2045, par $1,588,842	1,626,599
Fannie Mae Pool, 2.637%, due 07/01/2045, par $3,183,906	3,253,715
Fannie Mae Pool, 3%, due 02/01/2031, par $1,838,943	1,894,871
Fannie Mae Pool, 3%, due 01/01/2032, par $4,000,000	4,112,021
Fannie Mae-Aces, 0.78267%, due 05/25/2018, par $1,393,979	1,392,577
Fannie Mae-Aces, 2.17135%, due 09/25/2019, par $5,000,000	5,029,407

Fannie Mae-Aces, 2.263%, due 02/25/2023, par $1,375,000	1,352,189
FHLMC K710 A2 Multifam, 1.883%, due 05/25/2019, par $2,000,000	2,013,022
FHLMC Multifamily Structured Passthrough, 2.699%, due 05/25/2018, par $2,148,523	2,183,285
FHMS K712 A2, 1.869%, due 11/25/2019, par $4,125,000	4,136,354
FNA 2012 - M14 ASQ2, 1.114%, due 02/25/2017, par $241,149	241,202
Freddie Mac Gold Pool, 5%, due 10/01/2020, par $884,881	927,122
Freddie Mac Gold Pool, 5%, due 04/01/2023, par $248,973	266,644
Freddie Mac Gold Pool, 5%, due 02/01/2025, par $483,062	517,165
Freddie Mac Gold Pool, 4.5%, due 06/01/2025, par $1,032,650	1,103,443
Freddie Mac Gold Pool, 4%, due 07/01/2026, par $710,838	744,526
Freddie Mac Gold Pool, 2.5%, due 01/01/2028, par $1,081,378	1,086,546
Freddie Mac Gold Pool, 2.5%, due 04/01/2023, par $829,539	846,163
Freddie Mac Gold Pool, 2.5%, due 04/01/2023, par $911,236	922,523
Freddie Mac Multifamily Structured Pass Through Certificates, 2.791%, due 01/25/2022, par $3,800,000	3,891,595
Freddie Mac Multifamily Structured Pass Through Certificates, 2.355%, due 04/25/2021, par $2,000,000	2,013,331
Freddie Mac Non Gold Pool, 2.319%, due 10/01/2043, par $1,184,372	1,206,499
Freddie Mac Non Gold Pool, 2.424%, due 08/01/2045, par $2,299,454	2,331,387
Freddie Mac Non Gold Pool, 2.666%, due 08/01/2045, par $2,929,943	2,991,987
Freddie Mac Non Gold Pool, 2.452%, due 09/01/2046, par $1,953,457	1,976,890
Freddie Mac REMICS, 4.75%, due 06/15/2035, par $404,802	412,262
GAHR Commercial Mortgage Trust 2015-NRF, 2.00389%, due 12/15/2034, par $1,981,671	1,986,622
GAHR Commercial Mortgage Trust 2015-NRF, 3.2349%, due 12/15/2034, par $1,656,000	1,702,417
Ginnie Mae I pool, 5%, due 10/15/2019, par $93,379	98,254
Ginnie Mae II pool, 4.103%, due 08/20/2062, par $2,807,270	2,931,338
Government National Mortgage Association, 4.5%, due 07/20/2038, par $107,782	111,888
Government National Mortgage Association, 5.5%, due 02/16/2037, par $256,590	264,604
Government National Mortgage Association, 4%, due 09/20/2038, par $536,799	555,761
Government National Mortgage Association, 4.25%, due 10/20/2038, par $586,926	613,228
Government National Mortgage Association, 4%, due 05/16/2035, par $134,788	137,456
Government National Mortgage Association, 4.25%, due 05/20/2039, par $219,403	229,692
Government National Mortgage Association, 5%, due 05/20/2038, par $138,981	140,987
Government National Mortgage Association, 4.5%, due 04/20/2036, par $12,459	12,509
Government National Mortgage Association, 3%, due 03/20/2038, par $257,195	261,977
Government National Mortgage Association, 3.5%, due 02/20/2039, par $425,258	441,047
Government National Mortgage Association, 4.5%, due 05/20/2040, par $304,954	321,814
Government National Mortgage Association, 4%, due 12/16/2038, par $188,115	193,301
Government National Mortgage Association, 3.5%, due 01/20/2039, par $623,039	648,390
Government National Mortgage Association, 4.5%, due 04/20/2040, par $96,487	99,186
Government National Mortgage Association, 4%, due 06/20/2040, par $217,339	227,693
GS Mortgage Securities Trust 2011-GC5, 3.707%, due 08/10/2044, par $2,000,000	2,116,968
GS Mortgage Securities Trust 2013-GC16, 4.271%, due 11/10/2046, par $1,620,000	1,756,156
Helios Leasing I LLC, 1.562%, due 09/28/2024, par $668,198	647,716
JP Morgan Chase Commercial Mortgage Securities Trust 2011-C4, 4.3878%, due 07/15/2046, par $1,900,000	2,047,741
JP Morgan Chase Commercial Mortgage Securities Trust 2012-C8, 2.3791%, due 10/15/2045, par $2,000,000	2,013,277
JP Morgan Chase Commercial Mortgage Securities Trust 2013-C16, 4.1664%, due 12/15/2046, par $1,575,000	1,697,636
JP Morgan Chase Commercial Mortgage Securities Trust 2013-LC11, 2.5539%, due 04/15/2046, par $2,000,000	2,018,411
Morgan Stanley Bank of America Merrill Lynch Trust 2013-C9, 2.657%, due 05/15/2046, par $2,000,000	2,030,244
SCG Trust 2013-SRP1, 2.10389%, due 11/15/2026, par $1,330,000	1,331,323
Towd Point Mortgage Trust 2015-6, 3.5%, due 04/25/2055, par $1,282,546	1,312,663
Towd Point Mortgage Trust 2016-1, 2.75%, due 02/25/2055, par $1,299,484	1,305,519
Towd Point Mortgage Trust 2016-3, 2.25%, due 08/25/2055, par $882,669	877,225
Towd Point Mortgage Trust 2016-4, 2.25%, due 07/25/2056, par $392,381	388,469
WFRBS Commercial Mortgage Trust 2013-C11, 3.071%, due 03/15/2045, par $1,000,000	1,021,532
WFRBS Commercial Mortgage Trust 2013-C17, 4.023%, due 12/15/2046, par $2,000,000	2,135,547

Total Mortgage Backed Securities	$120,143,926

Net Assets Pending Settlement	$(3,801,280)

Subtotal Stable Value	$719,496,404

TOTAL - INVESTMENT CONTRACTS	719,496,404
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	(2,269,340)
TOTAL - INVESTMENT CONTRACTS AT CONTRACT VALUE	$717,227,064

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
PLAN #002 EIN #13-4922641
SCHEDULE OF ASSETS (HELD AS OF END OF YEAR (continued))
DECEMBER 31, 2016

Shares	Identity of Issuer, Borrower, Lessor or Similar Party	Fair Value
	Cash Equivalents
22,019,629	Cash Equivalents	$22,019,629
	Total Cash Equivalents	$22,019,629

	Common / Collective Trusts
88,767	Mellon Capital REIT Index Fund	$27,607,567
3,342,974	Mellon Capital Aggregate Bond Index Fund	451,234,688
3,523,558	Mellon Capital International Stock Index Fund	463,841,234
746,808	Mellon Capital Small Cap Stock Index Fund	181,257,716
3,106,668	Mellon Capital Stock Index Fund	744,575,161
1,030,205	Mellon Capital Mid Cap Stock Index Fund	239,275,406
157,814	Mellon Capital Treasury Inflation-Protected Securities Fund	19,303,861
316,155	Mellon Capital Emerging Markets Stock Index Fund	26,607,569
14,478	JPMorgan Strategic Property Fund	43,720,839
12,947,585	JPMorgan Liquidity Fund	12,947,585
	Total Common / Collective Trusts	$2,210,371,626

	AEP Stock
5,229,663	American Electric Power Company, Inc. Common Stock $6.50 par value	$329,259,557
	Total AEP Stock	$329,259,557

	Corporate Stocks
5,300	3M CO COMMON STOCK USD 0.01	$946,421
6,706	AARON'S INC COMMON STOCK USD 0.5	214,709
58,611	ABBOTT LABORATORIES COMMON STOCK USD 0	2,251,249
5,221	ABIOMED INC COMMON STOCK USD 0.01	588,302
5,330	ABM INDUSTRIES INC COMMON STOCK USD 0.01	217,677
23,960	ACADIA HEALTHCARE CO INC COMMON STOCK USD 0.01	793,076
12,300	ACCENTURE PLC COMMON STOCK USD 0.0000225	1,440,699
15,200	ACTUANT CORP COMMON STOCK USD 0.2	394,440
36,539	ADIDAS AG ADR USD	2,870,138
47,242	ADOBE SYSTEMS INC COMMON STOCK USD 0.0001	4,863,564
5,142	ADVANCE AUTO PARTS INC COMMON STOCK USD 0.0001	869,920
9,371	AECOM COMMON STOCK USD 0.01	340,730
19,346	AECOM COMMON STOCK USD 0.01	703,421
7,397	AEGION CORP COMMON STOCK USD 0.01	175,309
26,218	AES CORP/VA COMMON STOCK USD 0.01	304,653
16,700	AETNA INC COMMON STOCK USD 0.01	2,070,967
17,400	AGCO CORP COMMON STOCK USD 0.01	1,006,764
10,027	AGNC INVESTMENT CORP REIT USD 0.01	183,594
25,290	AIR LEASE CORP COMMON STOCK USD 0.01	870,102
13,748	AIR METHODS CORP COMMON STOCK EUR 0.06	437,874
2,300	AIR PRODUCTS & CHEMICALS INC COMMON STOCK USD 1	332,764
9,188	AIRCASTLE LTD COMMON STOCK USD 0.01	191,570
16,893	ALBEMARLE CORP COMMON STOCK USD 0.01	1,459,302
3,600	ALBEMARLE CORP COMMON STOCK USD 0.01	310,986
22,040	ALEXION PHARMACEUTICALS INC COMMON STOCK USD	2,696,594
64,366	ALIBABA GROUP HOLDING LTD ADR USD 0.000025	5,651,978
17,618	ALLERGAN PLC COMMON STOCK 0.0033	3,699,956
12,800	ALLSTATE CORP/THE COMMON STOCK USD 0.01	952,960
18,032	ALLY FINANCIAL INC COMMON STOCK USD 0.1	342,969

51,200	ALLY FINANCIAL INC COMMON STOCK USD 0.1	973,824
7,958	ALPHABET INC COMMON STOCK USD 0.001	6,306,317
9,266	ALPHABET INC COMMON STOCK USD 0.001	7,151,684
7,200	ALTRA INDUSTRIAL MOTION CORP	266,760
18,990	AMAZON.COM INC COMMON STOCK USD 0.01	14,240,031
16,600	AMBARELLA INC COMMON STOCK USD 0.00045	898,558
25,775	AMC NETWORKS INC COMMON STOCK USD	1,349,064
7,837	AMDOCS LTD COMMON STOCK USD 0.01	458,033
10,300	AMEREN CORP COMMON STOCK USD 0.01	540,338
114,800	AMERICAN EAGLE OUTFITTERS INC COMMON STOCK USD	1,741,516
22,929	AMERICAN EAGLE OUTFITTERS INC COMMON STOCK USD	347,833
21,742	AMERICAN HOMES 4 RENT REIT USD 0.01	456,151
18,000	AMERICAN INTERNATIONAL GROUP INC COMMON STOCK USD	1,175,580
11,300	AMERIPRISE FINANCIAL INC COMMON STOCK USD 0.01	1,253,622
14,700	AMGEN INC COMMON STOCK USD 0.0001	2,149,287
22,500	AMPHENOL CORP COMMON STOCK USD 0.001	1,515,600
14,100	ANTHEM INC COMMON STOCK USD 0.01	2,027,157
22,277	ANWORTH MORTGAGE ASSET CORP REIT USD 0.01	118,514
93,413	APPLE INC COMMON STOCK USD 0.00001	10,819,094
114,150	APPLIED MICRO CIRCUITS CORP COMMON STOCK EUR 0.01	941,738
41,824	ARAMARK COMMON STOCK USD 0.01	1,493,953
7,500	ARCHER-DANIELS-MIDLAND CO COMMON STOCK USD 0	342,375
20,178	ARES CAPITAL CORP COMMON STOCK USD 0.001	332,735
28,771	ARES COMMERCIAL REAL ESTATE CORP REIT USD 0.01	402,506
6,713	ARGO GROUP INTERNATIONAL HOLDINGS LTD COMMON STOCK	442,406
114,900	ARRAY BIOPHARMA INC COMMON STOCK USD 0.001	1,009,971
98,900	ARRIS INTERNATIONAL PLC COMMON STOCK USD 0.01	2,979,857
12,440	ARROW ELECTRONICS INC COMMON STOCK USD 1	886,972
7,800	ASHLAND GLOBAL HOLDINGS INC COMMON STOCK USD 0	852,462
9,500	ASPEN INSURANCE HOLDINGS LTD COMMON STOCK USD	522,500
1,831	ASSURANT INC COMMON STOCK USD 0.01	170,027
7,400	ASSURANT INC COMMON STOCK USD 0.01	687,164
11,186	ASSURED GUARANTY LTD COMMON STOCK USD 0.01	422,495
2,415	ATHENE HOLDING LTD COMMON STOCK USD 0.001	115,896
16,695	AUTODESK INC COMMON STOCK USD 0.01	1,235,597
8,500	AUTOLIV INC COMMON STOCK USD 1	961,775
3,900	AVALONBAY COMMUNITIES INC REIT USD 0.01	696,150
22,600	AVNET INC COMMON STOCK USD 1	1,075,986
14,264	AVNET INC COMMON STOCK USD 1	679,109
8,430	AXIS CAPITAL HOLDINGS LTD COMMON STOCK USD 0.0125	553,430
7,700	B&G FOODS INC COMMON STOCK USD 0.01	340,841
4,600	BALL CORP COMMON STOCK USD 0	345,322
22,641	BANC OF CALIFORNIA INC COMMON STOCK USD 0.01	395,765
1,100	BANCFIRST CORP COMMON STOCK USD 1	102,773
53,900	BANK OF AMERICA CORP COMMON STOCK USD 0.01	1,191,190
2,257	BELDEN INC COMMON STOCK USD 0.01	168,869
3,700	BELDEN INC COMMON STOCK USD 0.01	276,834
61,300	BELMOND LTD COMMON STOCK USD 0.01	818,355
13,904	BERRY GLOBAL GROUP INC COMMON STOCK USD 0.01	677,542
42,300	BEST BUY CO INC COMMON STOCK USD 0.1	1,804,941
5,100	BIG LOTS INC COMMON STOCK USD 0.01	256,071
7,300	BIOGEN INC COMMON STOCK USD 0.0005	2,070,134
32,690	BIOMARIN PHARMACEUTICAL INC COMMON STOCK USD 0.001	2,708,040
5,521	BLACKSTONE MORTGAGE TRUST INC REIT USD 0.01	169,439
13,800	BLOOMIN' BRANDS INC COMMON STOCK USD 0.01	248,814
19,593	BMC STOCK HOLDINGS INC COMMON STOCK USD 0.01	382,064
36,921	BOEING CO/THE COMMON STOCK USD 5	5,747,861

5,196	BOOZ ALLEN HAMILTON HOLDING CORP COMMON STOCK USD	187,420
14,918	BORGWARNER INC COMMON STOCK USD 0.01	588,366
102,100	BOSTON SCIENTIFIC CORP COMMON STOCK USD 0.01	2,208,423
65,300	BOYD GAMING CORP COMMON STOCK USD 0.01	1,317,101
17,400	BP PLC ADR USD	650,412
82,774	BRISTOL-MYERS SQUIBB CO COMMON STOCK USD 0.1	4,837,313
16,720	BRISTOW GROUP INC COMMON STOCK USD 0.01	342,426
31,518	BROCADE COMMUNICATIONS SYSTEMS INC COMMON STOCK	395,393
14,332	BROOKS AUTOMATION INC COMMON STOCK USD 0.01	244,647
3,588	BRUNSWICK CORP/DE COMMON STOCK USD 0.75	195,690
10,398	BRUNSWICK CORP/DE COMMON STOCK USD 0.75	567,107
49,100	CA INC COMMON STOCK USD 0.1	1,559,907
2,995	CABOT CORP COMMON STOCK USD 1	151,367
4,979	CABOT CORP COMMON STOCK USD 1	251,639
97,900	CAE INC COMMON STOCK CAD 0	1,367,663
19,700	CALLON PETROLEUM CO COMMON STOCK USD 0.01	302,789
83,000	CAMECO CORP COMMON STOCK CAD 0	875,152
14,200	CAPITAL ONE FINANCIAL CORP COMMON STOCK USD 0.01	1,238,808
28,500	CAPSTEAD MORTGAGE CORP REIT USD 0.01	296,970
8,400	CARE CAPITAL PROPERTIES INC REIT USD 0.01	214,788
5,066	CARRIZO OIL & GAS INC COMMON STOCK USD 0.01	189,215
7,510	CATHAY GENERAL BANCORP COMMON STOCK USD 0.01	285,605
26,500	CBL & ASSOCIATES PROPERTIES INC REIT USD 0.01	311,773
11,661	CDW CORP/DE COMMON STOCK USD 0.01	607,421
36,661	CDW CORP/DE COMMON STOCK USD 0.01	1,909,671
4,149	CELANESE CORP COMMON STOCK USD 0.0001	326,692
45,692	CELGENE CORP COMMON STOCK USD 0.01	5,288,849
2,693	CENTENE CORP COMMON STOCK USD 0.001	152,181
21,700	CENTERPOINT ENERGY INC COMMON STOCK USD 0.01	534,688
22,973	CERNER CORP COMMON STOCK USD 0.01	1,088,231
11,500	CF INDUSTRIES HOLDINGS INC COMMON STOCK USD 0.01	362,020
2,699	CHARTER COMMUNICATIONS INC COMMON STOCK USD 0.001	777,096
15,566	CHATHAM LODGING TRUST REIT USD 0.01	321,594
4,290	CHEMED CORP COMMON STOCK USD 1	688,159
5,900	CHEVRON CORP COMMON STOCK USD 0.75	694,430
9,000	CHUBB LTD COMMON STOCK USD 24.15	1,195,290
75,440	CINCINNATI BELL INC COMMON STOCK USD 0.01	1,686,084
22,800	CIT GROUP INC COMMON STOCK USD 0.01	973,104
20,300	CITIGROUP INC COMMON STOCK USD 0.01	1,206,429
4,900	CLEAN HARBORS INC COMMON STOCK USD 0.01	272,685
3,900	CLEARWATER PAPER CORP COMMON STOCK USD 0.0001	255,645
36,792	CLUBCORP HOLDINGS INC COMMON STOCK USD 0.01	527,965
40,800	COGNEX CORP COMMON STOCK USD 0.002	2,595,696
4,011	COHERENT INC COMMON STOCK USD 0.01	551,051
3,839	COHERENT INC COMMON STOCK USD 0.01	527,421
13,100	COLFAX CORP COMMON STOCK USD 0.001	470,683
20,607	COLONY CAPITAL INC REIT EUR 0.01	425,535
3,930	COLUMBIA BANKING SYSTEM INC COMMON STOCK USD 0	175,592
3,405	COMMERCE BANCSHARES INC/MO COMMON STOCK USD 5	196,852
11,882	COMMSCOPE HOLDING CO INC COMMON STOCK USD 0.01	442,010
5,010	COMPUTER SCIENCES CORP COMMON STOCK EUR 1	298,396
24,581	CONCHO RESOURCES INC COMMON STOCK USD 0.001	3,259,441
13,600	CONOCOPHILLIPS COMMON STOCK USD 0.01	681,904
6,187	CONSTELLATION BRANDS INC COMMON STOCK USD 0.01	948,529
7,079	CONVERGYS CORP COMMON STOCK USD 0	174,497
19,115	CONVERGYS CORP COMMON STOCK USD 0	471,185
19,309	COSTCO WHOLESALE CORP COMMON STOCK USD 0.005	3,091,564

6,200	CROWN HOLDINGS INC COMMON STOCK USD 5	325,934
3,057	CROWN HOLDINGS INC COMMON STOCK USD 5	160,706
11,510	CSRA INC COMMON STOCK USD 0.001	367,629
3,368	CUBIC CORP COMMON STOCK USD 0	161,496
16,112	CULLEN/FROST BANKERS INC COMMON STOCK USD 0.01	1,421,562
6,700	CUMMINS INC COMMON STOCK USD 2.5	915,689
14,000	CUMMINS INC COMMON STOCK USD 2.5	1,913,380
3,036	CURTISS-WRIGHT CORP COMMON STOCK USD 1	298,621
4,411	CVB FINANCIAL CORP COMMON STOCK USD 0	101,144
30,200	CYRUSONE INC REIT USD 0.01	1,362,322
67,239	CYS INVESTMENTS INC REIT USD 0.01	519,757
32,566	CYS INVESTMENTS INC REIT USD 0.01	251,735
66,556	DANA INC	1,263,233
26,400	DANAHER CORP COMMON STOCK USD 0.01	2,058,276
13,451	DEL FRISCO'S RESTAURANT GROUP INC COMMON STOCK USD	228,667
13,700	DELPHI AUTOMOTIVE PLC COMMON STOCK USD 0.01	922,695
9,600	DELPHI AUTOMOTIVE PLC COMMON STOCK USD 0.01	646,560
18,600	DELTA AIR LINES INC COMMON STOCK USD 0.0001	914,934
6,828	DIAMONDBACK ENERGY INC COMMON STOCK USD 0.01	690,038
36,900	DICK'S SPORTING GOODS INC COMMON STOCK USD 0.01	1,959,390
16,300	DISCOVER FINANCIAL SERVICES COMMON STOCK USD 0.01	1,175,067
89,000	DISCOVERY COMMUNICATIONS INC COMMON STOCK USD 0.01	2,383,420
7,903	DOLLAR TREE INC COMMON STOCK USD 0.01	609,954
4,458	DOMINO'S PIZZA INC COMMON STOCK USD 0.01	709,892
12,500	DOVER CORP COMMON STOCK USD 1	936,625
8,600	DOVER CORP COMMON STOCK USD 1	644,398
23,300	DR HORTON INC COMMON STOCK USD 0.01	636,789
22,815	DR HORTON INC COMMON STOCK USD 0.01	623,534
22,300	DR PEPPER SNAPPLE GROUP INC COMMON STOCK USD 0.01	2,033,760
9,623	DREW INDUSTRIES INC COMMON STOCK USD 0.01	1,036,878
2,490	DRIL-QUIP INC COMMON STOCK USD 0.01	149,525
19,100	DUPONT FABROS TECHNOLOGY INC REIT USD 0.001	848,613
57,900	DYAX CORPORATION CVR CONTRA	—
11,439	EAST WEST BANCORP INC COMMON STOCK USD 0.001	581,444
4,200	EASTMAN CHEMICAL CO COMMON STOCK USD 0.01	318,024
7,300	EASTMAN CHEMICAL CO COMMON STOCK USD 0.01	552,756
7,100	EDISON INTERNATIONAL COMMON STOCK USD 0	514,981
11,842	EDWARDS LIFESCIENCES CORP COMMON STOCK USD 1	1,109,595
8,600	EL PASO ELECTRIC CO COMMON STOCK USD 0	399,900
27,600	ELECTRONIC ARTS INC COMMON STOCK USD 0.01	2,173,776
13,660	ELECTRONIC ARTS INC COMMON STOCK USD 0.01	1,075,862
15,500	EMERSON ELECTRIC CO COMMON STOCK USD 0.5	864,125
32,700	ENDOCYTE INC COMMON STOCK USD	83,385
4,356	ENERSYS COMMON STOCK USD 0.01	340,204
9,104	ENERSYS COMMON STOCK USD 0.01	711,022
21,700	ENI SPA ADR USD	699,608
7,200	ENTERGY CORP COMMON STOCK USD 0.01	528,984
15,272	ENVESTNET INC COMMON STOCK USD	538,338
4,364	ENVISION HEALTHCARE CORP COMMON STOCK USD 0.01	276,198
8,489	ENVISION HEALTHCARE CORP COMMON STOCK USD 0.01	537,269
13,211	ENVISION HEALTHCARE CORP COMMON STOCK USD 0.01	836,103
32,174	EOG RESOURCES INC COMMON STOCK USD 0.01	3,252,791
12,900	EPR PROPERTIES REIT USD 0.01	929,961
17,600	EQT CORP COMMON STOCK USD 0	1,151,040
11,872	ESSENDANT INC COMMON STOCK USD 0.1	249,787
13,977	ESSENT GROUP LTD COMMON STOCK USD 0.015	452,435
5,470	ETRADE FINANCIAL CORP	189,536

52,600	EW SCRIPPS CO/THE COMMON STOCK USD 0.01	1,016,758
15,700	EXELON CORP COMMON STOCK USD 0	557,193
12,118	EXPEDIA INC COMMON STOCK USD 0.001	1,372,727
9,398	EXPEDIA INC COMMON STOCK USD 0.001	1,064,605
14,163	EXPRESS INC COMMON STOCK USD	152,394
29,500	EXPRESS SCRIPTS HOLDING CO COMMON STOCK USD 0.01	2,029,305
9,096	EXTRA SPACE STORAGE INC REIT USD 0.01	702,575
2,997	EXTRACTION OIL & GAS INC COMMON STOCK USD	60,060
7,400	EXXON MOBIL CORP COMMON STOCK USD 0	667,924
10,800	F5 NETWORKS INC COMMON STOCK USD 0	1,562,976
80,218	FACEBOOK INC COMMON STOCK USD 0.000006	9,229,081
5,386	FACTSET RESEARCH SYSTEMS INC COMMON STOCK USD 0.01	880,234
24,124	FASTENAL CO COMMON STOCK USD 0.01	1,133,346
5,607	FCB FINANCIAL HOLDINGS INC COMMON STOCK USD 0.001	267,454
7,744	FEDERATED INVESTORS INC COMMON STOCK USD 0	219,000
10,457	FERRO CORP COMMON STOCK USD 1	149,849
8,937	FERROGLOBE PLC COMMON STOCK USD 7.5	96,788
23,400	FIBROGEN INC COMMON STOCK USD 0.01	500,760
25,800	FIFTH THIRD BANCORP COMMON STOCK USD 0	699,438
15,972	FINISH LINE INC/THE COMMON STOCK USD 0.01	300,433
62,300	FIREEYE INC COMMON STOCK USD 0.0001	741,370
6,263	FIRST AMERICAN FINANCIAL CORP COMMON STOCK USD	229,414
844	FIRST CITIZENS BANCSHARES INC/NC COMMON STOCK USD	299,873
6,000	FIRST MERCHANTS CORP COMMON STOCK USD 0	225,900
2,243	FIRST REPUBLIC BANK/CA COMMON STOCK	206,670
12,728	FIRST REPUBLIC BANK/CA COMMON STOCK	1,172,758
4,433	FIRST SOLAR INC COMMON STOCK USD 0.001	142,255
8,012	FIRSTCASH INC	376,564
17,800	FIRSTENERGY CORP COMMON STOCK USD 0.1	551,266
14,800	FISERV INC COMMON STOCK USD 0.01	1,572,944
60,400	FITBIT INC COMMON STOCK USD 0.0001	442,128
20,984	FLEETCOR TECHNOLOGIES INC COMMON STOCK USD 0.001	2,969,656
9,982	FLEETCOR TECHNOLOGIES INC COMMON STOCK USD 0.001	1,412,653
36,508	FLEX LTD	524,620
10,600	FMC TECHNOLOGIES INC COMMON STOCK EUR 0.01	376,618
19,852	FNB CORP/PA COMMON STOCK USD 0.01	318,228
7,031	FNF GROUP TRACKING STK USD 0.0001	238,773
23,500	FNF GROUP TRACKING STK USD 0.0001	798,060
3,946	FNFV GROUP TRACKING STK USD 0.0001	54,060
10,800	FORUM ENERGY TECHNOLOGIES INC COMMON STOCK USD	237,600
—	FOUR CORNERS PROPERTY TRUST INC REIT	—
29,600	FRANKLIN RESOURCES INC COMMON STOCK USD 0.1	1,177,488
7,662	FTD COS INC COMMON STOCK USD 0.0001	182,662
4,001	FTI CONSULTING INC COMMON STOCK USD 0.01	180,365
10,500	FULTON FINANCIAL CORP COMMON STOCK USD 2.5	198,450
1,622	G&K SERVICES INC COMMON STOCK USD 0.5	156,442
16,841	GARTNER INC COMMON STOCK USD 0.0005	1,702,120
9,800	GENERAL DYNAMICS CORP COMMON STOCK USD 1	1,692,068
3,800	GENESCO INC COMMON STOCK USD 1	235,980
6,100	GENESEE & WYOMING INC COMMON STOCK USD 0.01	423,401
1,300	GERMAN AMERICAN BANCORP INC COMMON STOCK USD 0	68,393
23,000	GLOBAL PAYMENTS INC COMMON STOCK USD 0	1,596,430
21,734	GLOBAL PAYMENTS INC COMMON STOCK USD 0	1,508,557
19,881	GOLDMAN SACHS GROUP INC/THE COMMON STOCK USD 0.01	4,760,505
5,100	GOLDMAN SACHS GROUP INC/THE COMMON STOCK USD 0.01	1,221,195
63,000	GOODYEAR TIRE & RUBBER CO/THE COMMON STOCK USD 0	1,944,810
54,100	GOPRO INC COMMON STOCK USD 0.0001	471,211

18,288	GRAND CANYON EDUCATION INC COMMON STOCK USD 0.01	1,068,934
4,685	GRANITE CONSTRUCTION INC COMMON STOCK USD 0.01	258,284
38,884	GRAPHIC PACKAGING HOLDING CO COMMON STOCK USD 0.01	488,189
39,500	GREAT PLAINS ENERGY INC COMMON STOCK USD 0	1,080,325
16,264	GREAT WESTERN BANCORP INC COMMON STOCK USD 0.01	708,948
2,527	GROUP 1 AUTOMOTIVE INC COMMON STOCK USD 0.01	196,954
12,743	GRUBHUB INC COMMON STOCK USD 0.0001	479,392
9,656	GULFPORT ENERGY CORP COMMON STOCK USD 0.01	208,956
10,900	GULFPORT ENERGY CORP COMMON STOCK USD 0.01	235,876
80,246	HALLIBURTON CO COMMON STOCK USD 2.5	4,340,506
5,800	HANCOCK HOLDING CO COMMON STOCK USD 3.33	249,980
7,911	HANMI FINANCIAL CORP COMMON STOCK USD 0.001	276,094
2,325	HANOVER INSURANCE GROUP INC/THE COMMON STOCK USD	211,598
5,725	HARMAN INTERNATIONAL INDUSTRIES INC COMMON STOCK	636,391
158,600	HARMONIC INC COMMON STOCK USD 0.001	793,000
24,900	HARTFORD FINANCIAL SERVICES GROUP INC/THE COMMON	1,191,614
8,523	HB FULLER CO COMMON STOCK USD 1	411,746
6,644	HEALTHSOUTH CORP COMMON STOCK USD 0.01	275,593
8,010	HEIDRICK & STRUGGLES INTERNATIONAL INC COMMON	193,442
7,600	HELMERICH & PAYNE INC COMMON STOCK USD 0.1	588,240
25,768	HERMAN MILLER INC COMMON STOCK USD 0.2	885,602
10,700	HESS CORP COMMON STOCK USD 1	666,503
33,300	HEXCEL CORP COMMON STOCK USD 0.01	1,712,952
16,237	HEXCEL CORP COMMON STOCK USD 0.01	835,231
5,074	HILLENBRAND INC COMMON STOCK USD 0	194,588
3,019	HILL-ROM HOLDINGS INC COMMON STOCK USD 0	169,487
52,100	HOLOGIC INC COMMON STOCK USD 0.01	2,090,252
17,284	HOME DEPOT INC/THE COMMON STOCK USD 0.05	2,317,439
14,800	HOME DEPOT INC/THE COMMON STOCK USD 0.05	1,984,384
10,232	HOPE BANCORP INC	223,978
15,496	HUNTINGTON BANCSHARES INC/OH COMMON STOCK USD 0.01	206,097
2,999	HUNTINGTON INGALLS INDUSTRIES INC COMMON STOCK USD	552,386
18,100	IAC/INTERACTIVECORP COMMON STOCK USD 0.001	1,172,699
6,301	IAC/INTERACTIVECORP COMMON STOCK USD 0.001	408,242
6,175	ICON PLC COMMON STOCK USD 0.06	464,360
20,398	ICON PLC COMMON STOCK USD 0.06	1,533,930
45,821	IHS MARKIT LTD	1,622,522
13,790	ILLUMINA INC COMMON STOCK USD 0.01	1,765,672
6,934	ILLUMINA INC COMMON STOCK USD 0.01	887,829
61,200	IMMUNOGEN INC COMMON STOCK USD 0.01	124,848
6,285	INCYTE CORP COMMON STOCK USD 0.001	630,197
192,529	INDUSTRIA DE DISENO TEXTIL SA ADR USD	3,267,217
55,000	INFINITY PHARMACEUTICALS INC COMMON STOCK USD	74,250
1,775	INFINITY PROPERTY & CASUALTY CORP COMMON STOCK USD	156,023
2,800	INGREDION INC COMMON STOCK USD 0.01	351,288
5,156	INSIGHT ENTERPRISES INC COMMON STOCK USD 0.01	208,509
6,100	INSIGHT ENTERPRISES INC COMMON STOCK USD 0.01	246,684
1,931	INTEGRA LIFESCIENCES HOLDINGS CORP COMMON STOCK	165,660
60,700	INTEGRATED DEVICE TECHNOLOGY INC COMMON STOCK USD	1,430,092
18,496	INTEGRATED DEVICE TECHNOLOGY INC COMMON STOCK USD	435,766
42,300	INTEL CORP COMMON STOCK USD 0.001	1,534,221
20,870	INTERCONTINENTALEXCHANGE INC	1,177,485
11,200	INTERFACE INC COMMON STOCK USD 0.1	207,760
6,400	INTERNATIONAL PAPER CO COMMON STOCK USD 1	339,584
14,500	INTERNATIONAL SPEEDWAY CORP COMMON STOCK USD 0.01	533,600
60,700	INTERXION HOLDING NV COMMON STOCK USD 0.1	2,128,749
20,045	INVESTORS BANCORP INC COMMON STOCK USD 0.01	279,628

46,000	IONIS PHARMACEUTIC COMMON STOCK USD 0.001	2,200,180
79,100	IRIDIUM COMMUNICATIONS INC COMMON STOCK USD 0.001	759,360
6,965	J2 GLOBAL INC COMMON STOCK USD 0.01	569,737
16,600	JACOBS ENGINEERING GROUP INC COMMON STOCK USD 1	946,200
7,576	JACOBS ENGINEERING GROUP INC COMMON STOCK USD 1	431,832
77,700	JANUS CAPITAL GROUP INC COMMON STOCK USD 0.01	1,031,079
17,200	JOHNSON & JOHNSON COMMON STOCK USD 1	1,981,612
2,798	JONES LANG LASALLE INC COMMON STOCK USD 0.01	282,710
33,137	JPMORGAN CHASE & CO COMMON STOCK USD 1	2,859,392
14,300	JPMORGAN CHASE & CO COMMON STOCK USD 1	1,233,947
18,700	KANSAS CITY SOUTHERN COMMON STOCK USD 0.01	1,592,866
1,279	KANSAS CITY SOUTHERN COMMON STOCK USD 0.01	108,945
11,857	KAR AUCTION SERVICES INC COMMON STOCK USD 0.01	509,140
64,800	KEYCORP COMMON STOCK USD 1	1,183,896
15,600	KEYSIGHT TECHNOLOGIES INC COMMON STOCK USD	570,492
5,100	KITE PHARMA INC COMMON STOCK USD 0.001	228,684
5,700	KLX INC COMMON STOCK USD 0.01	257,127
24,431	KOSMOS ENERGY LTD COMMON STOCK USD 0.01	171,261
10,400	L-3 COMMUNICATIONS HOLDINGS INC COMMON STOCK EUR	1,581,944
1,400	LAKELAND FINANCIAL CORP COMMON STOCK USD 0	66,304
15,300	LAM RESEARCH CORP COMMON STOCK USD 0.001	1,624,554
45,550	LAM RESEARCH CORP COMMON STOCK USD 0.001	4,836,499
6,083	LAM RESEARCH CORP COMMON STOCK USD 0.001	645,893
11,972	LAMAR ADVERTISING CO REIT USD 0.001	804,997
42,700	LAS VEGAS SANDS CORP COMMON STOCK USD 0.001	2,280,607
9,952	LASALLE HOTEL PROPERTIES REIT USD 0.01	307,716
7,100	LEAR CORP COMMON STOCK USD 0.01	939,827
9,700	LEGG MASON INC COMMON STOCK USD 0.1	292,261
20,944	LEUCADIA NATIONAL CORP COMMON STOCK USD 1	486,948
48,826	LEVEL 3 COMMUNICATIONS INC COMMON STOCK USD 0.01	2,751,833
8,100	LIBERTY MEDIA CORP-LIBERTY SIRIUSXM TRACKING STK	279,612
17,800	LIBERTY MEDIA CORP-LIBERTY SIRIUSXM TRACKING STK	603,776
3,447	LIFEPOINT HEALTH INC COMMON STOCK USD 0.01	195,790
18,100	LINCOLN NATIONAL CORP COMMON STOCK USD 0	1,199,487
30,799	LIONS GATE ENTERTAINMENT CORP COMMON STOCK USD	755,816
5,314	LIONS GATE ENTERTAINMENT CORP COMMON STOCK USD	130,406
5,636	LITHIA MOTORS INC COMMON STOCK USD 0	545,734
5,603	LIVE NATION ENTERTAINMENT INC COMMON STOCK USD	149,040
66,800	LKQ CORP COMMON STOCK USD 0.01	2,047,420
6,000	LOCKHEED MARTIN CORP COMMON STOCK USD 1	1,499,640
8,300	LTC PROPERTIES INC REIT USD 0.01	389,934
50,139	LUMENTUM HOLDINGS INC COMMON STOCK USD 0.001	1,937,872
3,900	LYONDELLBASELL INDUSTRIES NV COMMON STOCK USD 0.04	334,542
3,200	M&T BANK CORP COMMON STOCK USD 0.5	500,576
23,500	MACROGENICS INC COMMON STOCK USD 0.01	480,340
6,100	MADISON SQUARE GARDEN CO/THE COMMON STOCK USD 0.01	1,046,211
52,695	MAIDEN HOLDINGS LTD COMMON STOCK USD 0.01	927,432
1,913	MANPOWERGROUP INC COMMON STOCK USD 0.01	170,008
3,775	MARKETAXESS HOLDINGS INC COMMON STOCK USD 0.003	554,623
54,594	MARRIOTT INTERNATIONAL INC/MD COMMON STOCK USD	4,513,832
52,500	MARVELL TECHNOLOGY GROUP LTD COMMON STOCK USD	728,175
74,066	MASTERCARD INC COMMON STOCK USD 0.0001	7,647,315
2,695	MAXIMUS INC COMMON STOCK USD 0	150,354
19,862	MAXLINEAR INC COMMON STOCK USD	432,992
59,000	MEDIA GENERAL INC COMMON STOCK USD 0	1,110,970
48,100	MEDICINES CO/THE COMMON STOCK USD 0.001	1,632,514
14,600	MEDNAX INC COMMON STOCK USD 0.01	973,236

12,455	MELLANOX TECHNOLOGIES LTD COMMON STOCK USD 0.0175	509,410
32,800	MERCK & CO INC COMMON STOCK USD 0.5	1,946,352
21,200	METLIFE INC COMMON STOCK USD 0.01	1,142,468
61,931	MFA FINANCIAL INC REIT USD 0.01	484,920
80,900	MFA FINANCIAL INC REIT USD 0.01	633,447
13,200	MGM GROWTH PROPERTIES LLC REIT USD	339,207
74,700	MGM RESORTS INTERNATIONAL COMMON STOCK USD 0.01	2,153,601
29,065	MICHAELS COS INC/THE COMMON STOCK USD 0.06775	594,379
6,158	MICROCHIP TECHNOLOGY INC COMMON STOCK USD 0.001	395,035
9,300	MICROSEMI CORP COMMON STOCK USD 0.2	501,921
130,177	MICROSOFT CORP COMMON STOCK USD 0.00000625	8,089,199
25,900	MICROSOFT CORP COMMON STOCK USD 0.00000625	1,609,426
7,983	MINERALS TECHNOLOGIES INC COMMON STOCK USD 0.1	616,687
4,700	MINERALS TECHNOLOGIES INC COMMON STOCK USD 0.1	363,075
4,478	MISTRAS GROUP INC COMMON STOCK USD 0.01	114,995
10,000	MOHAWK INDUSTRIES INC COMMON STOCK USD 0.01	1,996,800
5,015	MOHAWK INDUSTRIES INC COMMON STOCK USD 0.01	1,001,395
84,985	MONDELEZ INTERNATIONAL INC COMMON STOCK USD 0	3,783,532
58,288	MONSTER BEVERAGE CORP COMMON STOCK USD	2,584,490
10,102	MONSTER BEVERAGE CORP COMMON STOCK USD	447,923
5,723	MOOG INC COMMON STOCK USD 1	375,887
27,500	MORGAN STANLEY COMMON STOCK USD 0.01	1,161,875
20,500	MOTOROLA SOLUTIONS INC COMMON STOCK USD 0.01	1,708,880
16,671	MSCI INC COMMON STOCK USD 0.01	1,313,341
18,400	MSG NETWORKS INC COMMON STOCK USD 0.01	395,600
7,645	MTGE INVESTMENT CORP	123,085
19,674	MULTI PACKAGING SOLUTIONS INTERNATIONAL LTD COMMON	280,551
20,600	MURPHY OIL CORP COMMON STOCK USD 1	641,278
30,470	MURPHY OIL CORP COMMON STOCK USD 1	948,531
32,200	MYRIAD GENETICS INC COMMON STOCK USD 0.01	536,774
40,900	NABORS INDUSTRIES LTD COMMON STOCK USD 0.001	673,214
18,800	NATIONAL OILWELL VARCO INC COMMON STOCK USD 0.01	703,872
19,846	NATIONSTAR MORTGAGE HOLDINGS INC COMMON STOCK USD	358,419
47,317	NAVIENT CORP COMMON STOCK USD 0.01	777,418
15,131	NAVIGANT CONSULTING INC COMMON STOCK USD 0.001	396,130
8,433	NAVIGANT CONSULTING INC COMMON STOCK USD 0.001	220,776
7,743	NELNET INC COMMON STOCK USD 0.01	392,957
45,170	NETFLIX INC COMMON STOCK USD 0.001	5,592,046
47,994	NIELSEN HOLDINGS PLC COMMON STOCK USD 0.07	2,013,348
96,827	NIKE INC COMMON STOCK USD 1	4,939,334
7,000	NORTHROP GRUMMAN CORP COMMON STOCK USD 1	1,628,060
18,028	NORWEGIAN CRUISE LINE HOLDINGS LTD COMMON STOCK	766,731
44,600	NRG ENERGY INC COMMON STOCK USD 0.01	546,796
7,392	NU SKIN ENTERPRISES INC COMMON STOCK USD 0.001	353,190
57,183	NVIDIA CORP COMMON STOCK USD 0.001	6,103,713
15,600	NVIDIA CORP COMMON STOCK USD 0.001	1,665,144
37,376	NXP SEMICONDUCTORS NV COMMON STOCK USD	3,663,222
7,494	OCEANFIRST FINANCIAL CORP COMMON STOCK USD 0.01	225,045
40,334	OFFICE DEPOT INC COMMON STOCK USD 0.01	182,310
17,300	OGE ENERGY CORP COMMON STOCK USD 0.01	578,685
7,600	OIL STATES INTERNATIONAL INC COMMON STOCK USD 0.01	296,400
13,857	OLD DOMINION FREIGHT LINE INC COMMON STOCK USD 0.1	1,188,792
13,884	OLIN CORP COMMON STOCK USD 1	355,569
4,580	ON ASSIGNMENT INC COMMON STOCK USD 0.01	202,253
62,174	ON SEMICONDUCTOR CORP COMMON STOCK USD 0.01	793,340
4,001	OWENS & MINOR INC COMMON STOCK USD 2	141,195
18,800	OWENS-ILLINOIS INC COMMON STOCK USD 0.01	327,308

29,800	OWENS-ILLINOIS INC COMMON STOCK USD 0.01	518,818
3,700	OXFORD INDUSTRIES INC COMMON STOCK USD 1	222,481
6,540	PACIFIC CONTINENTAL CORP COMMON STOCK USD 0	142,899
3,900	PACKAGING CORP OF AMERICA COMMON STOCK USD 0.01	333,255
1,947	PACKAGING CORP OF AMERICA COMMON STOCK USD 0.01	166,371
9,000	PACKAGING CORP OF AMERICA COMMON STOCK USD 0.01	769,050
18,651	PALO ALTO NETWORKS INC COMMON STOCK USD 0.0001	2,332,308
6,889	PAREXEL INTERNATIONAL CORP COMMON STOCK USD 0.01	452,745
7,400	PARK STERLING CORP COMMON STOCK USD 0.01	79,846
16,405	PARKER-HANNIFIN CORP COMMON STOCK USD 0.5	2,296,700
6,650	PARKER-HANNIFIN CORP COMMON STOCK USD 0.5	931,000
30,493	PARSLEY ENERGY INC COMMON STOCK USD 0.01	1,074,573
25,100	PATTERSON-UTI ENERGY INC COMMON STOCK USD 0.01	675,692
66,400	PFIZER INC COMMON STOCK USD 0.05	2,156,672
5,968	PHARMERICA CORP COMMON STOCK USD 0.01	150,095
4,118	PINNACLE FINANCIAL PARTNERS INC COMMON STOCK USD 1	285,377
6,800	PINNACLE WEST CAPITAL CORP COMMON STOCK USD 0	530,604
12,000	PINNACLE WEST CAPITAL CORP COMMON STOCK USD 0	936,360
55,600	PITNEY BOWES INC COMMON STOCK USD 1	844,564
8,400	PLANTRONICS INC COMMON STOCK USD 0.01	459,984
5,437	PNM RESOURCES INC COMMON STOCK USD 0	186,489
12,441	POPEYES LOUISIANA KITCHEN INC COMMON STOCK EUR	752,432
10,100	PORTLAND GENERAL ELECTRIC CO COMMON STOCK USD 0	440,865
20,400	PORTOLA PHARMACEUTICALS INC COMMON STOCK USD 0.001	457,776
3,400	PPG INDUSTRIES INC COMMON STOCK USD 1.67	322,184
5,982	PRA GROUP INC COMMON STOCK USD 0.01	233,896
3,654	PRICELINE GROUP INC/THE COMMON STOCK USD 0.008	5,356,983
20,300	PRINCIPAL FINANCIAL GROUP INC COMMON STOCK USD	1,174,558
97,200	PROGENICS PHARMACEUTICALS INC COMMON STOCK USD	839,808
7,420	PROGRESS SOFTWARE CORP COMMON STOCK USD 0.01	236,921
11,999	PROSPERITY BANCSHARES INC COMMON STOCK USD 1	865,368
14,500	PROTHENA CORP PLC COMMON STOCK USD 0.01	713,255
5,814	PROVIDENCE SERVICE CORP/THE COMMON STOCK USD 0.001	221,223
11,700	PRUDENTIAL FINANCIAL INC COMMON STOCK USD 0.01	1,217,502
6,700	PTC INC COMMON STOCK USD 0.01	310,009
12,900	PTC THERAPEUTICS INC COMMON STOCK USD 0.001	140,739
12,600	PUBLIC SERVICE ENTERPRISE GROUP INC COMMON STOCK	552,888
8,182	PULTEGROUP INC COMMON STOCK USD 0.01	151,122
27,606	QEP RESOURCES INC COMMON STOCK USD 0.01	508,226
66,830	QORVO INC COMMON STOCK USD 0.0001	3,523,946
56,493	QUALCOMM INC COMMON STOCK USD 0.0001	3,683,344
11,700	QUANEX BUILDING PRODUCTS CORP COMMON STOCK USD	237,510
10,300	QUANTA SERVICES INC COMMON STOCK USD 0.00001	358,955
10,428	QUINTILES IMS HOLDINGS INC COMMON STOCK USD 0.01	793,024
28,709	RADIAN GROUP INC COMMON STOCK USD 0.001	516,188
26,700	RAYMOND JAMES FINANCIAL INC COMMON STOCK USD 0.01	1,855,383
2,489	RAYMOND JAMES FINANCIAL INC COMMON STOCK USD 0.01	172,961
10,800	RAYTHEON CO COMMON STOCK USD 0.01	1,541,511
5,049	REALOGY HOLDINGS CORP COMMON STOCK USD 0.01	129,911
49,582	RED HAT INC COMMON STOCK USD 0.0001	3,455,865
4,847	RED ROBIN GOURMET BURGERS INC COMMON STOCK USD	273,371
6,170	REGENERON PHARMACEUTICALS INC COMMON STOCK USD	2,264,945
7,815	REGENERON PHARMACEUTICALS INC COMMON STOCK USD	2,868,808
82,000	REGIONS FINANCIAL CORP COMMON STOCK USD 0.01	1,183,715
4,398	REINSURANCE GROUP OF AMERICA INC COMMON STOCK USD	553,400
4,300	RELIANCE STEEL & ALUMINUM CO COMMON STOCK USD 0	342,022
13,600	REPUBLIC SERVICES INC COMMON STOCK USD 0.01	780,232

21,514	RICE ENERGY INC COMMON STOCK USD 0.01	459,324
30,400	ROBERT HALF INTERNATIONAL INC COMMON STOCK USD	1,482,912
21,654	ROSS STORES INC COMMON STOCK USD 0.01	1,420,502
28,700	ROWAN COS PLC COMMON STOCK USD 0.125	542,143
45,100	ROYAL CARIBBEAN CRUISES LTD	3,721,652
6,500	ROYAL CARIBBEAN CRUISES LTD	536,380
11,600	ROYAL DUTCH SHELL PLC ADR USD	630,808
26,022	RPX CORP COMMON STOCK USD 0.0001	281,038
6,819	RSP PERMIAN INC COMMON STOCK USD 0.01	304,264
4,600	RYDER SYSTEM INC COMMON STOCK USD 0.5	342,424
20,982	S&P GLOBAL INC COMMON STOCK USD 1	2,256,404
7,100	S&T BANCORP INC COMMON STOCK USD 2.5	277,184
4,100	SAIA INC COMMON STOCK USD 0.001	181,015
77,406	SALESFORCE.COM INC COMMON STOCK USD 0.001	5,299,215
3,011	SCHOLASTIC CORP COMMON STOCK USD 0.01	142,992
10,800	SCHWEITZER-MAUDUIT INTERNATIONAL INC COMMON STOCK	491,724
3,101	SCIENCE APPLICATIONS INTERNATIONAL CORP COMMON	262,965
4,254	SCRIPPS NETWORKS INTERACTIVE INC COMMON STOCK USD	303,608
95,500	SEACHANGE INTERNATIONAL INC COMMON STOCK USD 0.01	219,650
3,800	SEACOR HOLDINGS INC COMMON STOCK USD 0.01	270,864
—	SEASPINE HOLDINGS CORP COMMON STOCK USD 0.01	—
35,200	SEATTLE GENETICS INC COMMON STOCK USD 0.001	1,857,504
15,537	SELECT MEDICAL HOLDINGS CORP COMMON STOCK USD	205,865
6,878	SERVICE CORP INTERNATIONAL/US COMMON STOCK USD 1	195,335
9,494	SERVICENOW INC COMMON STOCK USD 0.001	705,784
23,546	SHIRE PLC ADR USD	4,011,767
60,700	SINCLAIR BROADCAST GROUP INC COMMON STOCK USD 0.01	2,024,345
21,927	SKECHERS U.S.A. INC COMMON STOCK USD 0.001	538,966
6,757	SKYWORKS SOLUTIONS INC COMMON STOCK USD 0.25	504,478
29,962	SLM CORP COMMON STOCK USD 0.2	330,181
6,271	SNAP-ON INC COMMON STOCK USD 1	1,074,034
26,600	SOTHEBY'S COMMON STOCK USD 0.01	1,060,276
8,200	SP PLUS CORP COMMON STOCK USD 0.001	230,830
4,861	SPARTANNASH CO COMMON STOCK USD 0	192,204
4,500	SPIRIT AIRLINES INC COMMON STOCK USD 0.0001	260,370
45,200	SPLUNK INC COMMON STOCK USD 0.001	2,311,980
32,750	STAG INDUSTRIAL INC REIT USD 0.01	785,536
6,698	STANDEX INTERNATIONAL CORP COMMON STOCK USD 1.5	588,419
70,336	STARBUCKS CORP COMMON STOCK USD 0.001	3,905,055
20,560	STARWOOD PROPERTY TRUST INC REIT USD 0.01	461,161
19,108	STEEL DYNAMICS INC COMMON STOCK USD 0.005	682,538
18,500	STEELCASE INC COMMON STOCK USD 0	333,370
11,332	STEVEN MADDEN LTD COMMON STOCK USD 0.0001	405,119
13,369	STIFEL FINANCIAL CORP COMMON STOCK USD 0.15	667,782
39,900	STILLWATER MINING CO COMMON STOCK 0.01	642,789
2,850	STOCK YARDS BANCORP INC COMMON STOCK USD 0	133,808
21,300	SUNTRUST BANKS INC COMMON STOCK USD 1	1,168,305
42,800	SUPERIOR ENERGY SERVICES INC COMMON STOCK USD	722,464
4,774	SVB FINANCIAL GROUP COMMON STOCK USD 0.001	819,505
7,573	SYKES ENTERPRISES INC COMMON STOCK USD 0.01	218,557
7,256	SYKES ENTERPRISES INC COMMON STOCK USD 0.01	209,408
3,998	SYNNEX CORP COMMON STOCK USD 0.001	483,838
28,560	TAILORED BRANDS INC COMMON STOCK USD 0.01	729,708
6,656	TAKE-TWO INTERACTIVE SOFTWARE INC COMMON STOCK USD	328,074
27,500	TARGET CORP COMMON STOCK USD 0.0833	1,986,325
43,410	TCF FINANCIAL CORP COMMON STOCK USD 0.01	850,402
102,600	TEGNA INC COMMON STOCK USD 1	2,208,978

8,697	TEGNA INC COMMON STOCK USD 1	187,246
33,600	TELEPHONE & DATA SYSTEMS INC COMMON STOCK USD 0.01	970,032
18,382	TELETECH HOLDINGS INC COMMON STOCK USD 0.01	560,651
3,014	TEMPUR SEALY INTERNATIONAL INC COMMON STOCK USD	205,796
162,579	TENCENT HOLDINGS LTD ADR USD	3,937,663
13,813	TERADYNE INC COMMON STOCK USD 0.125	350,850
9,687	TESLA INC COMMON STOCK USD 0.001	2,070,015
10,062	TETRA TECH INC COMMON STOCK USD 0.01	434,175
21,300	TEXAS INSTRUMENTS INC COMMON STOCK USD 1	1,554,261
31,175	TIME WARNER INC COMMON STOCK USD 0.01	3,009,323
34,915	TJX COS INC/THE COMMON STOCK USD 1	2,623,164
9,600	T-MOBILE US INC COMMON STOCK USD 0.0001	552,096
4,873	TORCHMARK CORP COMMON STOCK USD 1	359,432
13,900	TOTAL SA ADR USD	715,333
6,081	TRACTOR SUPPLY CO COMMON STOCK USD 0.008	461,001
4,309	TRANSDIGM GROUP INC COMMON STOCK USD 0.01	1,072,769
44,900	TRANSOCEAN LTD COMMON STOCK USD 0.1	661,826
46,033	TRANSUNION COMMON STOCK USD 0.01	1,423,801
13,761	TREEHOUSE FOODS INC COMMON STOCK USD 0.01	993,407
87,400	TRIMBLE INC	2,635,110
27,586	TRINET GROUP INC COMMON STOCK USD 0.000025	706,753
5,593	TUTOR PERINI CORP COMMON STOCK USD 1	156,604
58,387	TWO HARBORS INVESTMENT CORP REIT USD	523,148
12,300	UGI CORP COMMON STOCK USD 0	569,420
13,050	UGI CORP COMMON STOCK USD 0	604,443
20,224	UNDER ARMOUR INC COMMON STOCK USD 0.000333	509,038
28,133	UNIFI INC COMMON STOCK USD 0.1	917,980
12,400	UNITED CONTINENTAL HOLDINGS INC COMMON STOCK USD	903,712
11,700	UNITED RENTALS INC COMMON STOCK USD 0.01	1,235,286
12,200	UNITED STATES CELLULAR CORP COMMON STOCK USD 1	533,384
12,700	UNITEDHEALTH GROUP INC COMMON STOCK USD 0.01	2,032,508
6,555	UNIVERSAL CORP/VA COMMON STOCK USD 0	417,881
19,600	UNIVERSAL HEALTH SERVICES INC COMMON STOCK USD	2,085,048
9,700	UNIVERSAL HEALTH SERVICES INC COMMON STOCK USD	1,031,886
7,389	UNIVERSAL HEALTH SERVICES INC COMMON STOCK USD	786,042
28,000	UNUM GROUP COMMON STOCK USD 0.1	1,230,040
8,667	VAIL RESORTS INC COMMON STOCK USD 0.01	1,405,126
10,475	VALIDUS HOLDINGS LTD COMMON STOCK USD 0.175	576,251
8,600	VALSPAR CORP/THE COMMON STOCK USD 0.5	891,046
12,505	VANTIV INC COMMON STOCK USD 0.00001	745,548
8,300	VECTREN CORP COMMON STOCK USD 0	432,845
10,300	VERIZON COMMUNICATIONS INC COMMON STOCK USD 0.1	549,814
17,052	VERTEX PHARMACEUTICALS INC COMMON STOCK USD 0.01	1,256,221
68,297	VIAVI SOLUTIONS INC COMMON STOCK USD 0.001	558,669
95,154	VISA INC COMMON STOCK USD 0.0001	7,423,915
52,600	VISHAY INTERTECHNOLOGY INC COMMON STOCK USD 0.1	852,120
9,300	VISTA OUTDOOR INC COMMON STOCK USD 0.01	343,170
10,013	WABCO HOLDINGS INC COMMON STOCK USD 0.01	1,062,880
30,000	WADDELL & REED FINANCIAL INC COMMON STOCK USD 0.01	585,300
23,477	WALKER & DUNLOP INC COMMON STOCK USD	732,482
4,100	WATTS WATER TECHNOLOGIES INC COMMON STOCK USD 0.1	267,320
124,100	WEATHERFORD INTERNATIONAL PLC COMMON STOCK USD	619,259
139,500	WEATHERFORD INTERNATIONAL PLC COMMON STOCK USD	696,105
12,558	WERNER ENTERPRISES INC COMMON STOCK USD 0.01	339,192
12,569	WESCO INTERNATIONAL INC COMMON STOCK USD 0.01	836,467
11,957	WESTERN REFINING INC COMMON STOCK USD 0.01	452,572
6,100	WESTLAKE CHEMICAL CORP COMMON STOCK USD 0.01	341,539

20,858	WILDHORSE RESOURCE DEVELOPMENT CORP COMMON STOCK	304,527
12,139	WIX.COM LTD COMMON STOCK USD 0.01	540,792
32,615	WORKDAY INC COMMON STOCK USD 0.001	2,155,525
16,168	WORLD FUEL SERVICES CORP COMMON STOCK USD 0.01	743,243
54,200	WORLD WRESTLING ENTERTAINMENT INC COMMON STOCK USD	997,280
6,000	WSFS FINANCIAL CORP COMMON STOCK USD 0.01	278,100
13,500	WYNDHAM WORLDWIDE CORP COMMON STOCK USD 0.01	1,030,995
3,128	ZEBRA TECHNOLOGIES CORP COMMON STOCK USD 0.01	268,257
10,400	ZIMMER BIOMET HOLDINGS INC COMMON STOCK USD 0.01	1,075,776
	Total Corporate Stock	$635,410,822

	Corporate Debt Securities
100,000	ABBVIE INC CALLABLE NOTES FIXED 3.6% 14/MAY/2025	$99,519
100,000	AETNA INC CALLABLE NOTES FIXED 2.8% 15/JUN/2023	98,625
115,000	ALLERGAN FUNDING SCS CALLABLE NOTES FIXED 4.75%	114,508
50,000	AMGEN INC CALLABLE NOTES FIXED 4.4% 01/MAY/2045	48,294
25,000	ANADARKO PETROLEUM CORP CALLABLE NOTES FIXED 4.5%	24,008
85,000	ANHEUSER-BUSCH INBEV FINANCE INC CALLABLE NOTES	87,584
76,000	ANHEUSER-BUSCH INBEV FINANCE INC CALLABLE NOTES	83,698
45,000	APPLE INC CALLABLE NOTES FIXED 4.375% 13/MAY/2045	46,492
40,000	APPLE INC CALLABLE NOTES FIXED 4.65% 23/FEB/2046	43,855
50,000	AT&T INC CALLABLE NOTES FIXED 3.8% 15/MAR/2022 USD	51,816
95,000	AT&T INC CALLABLE NOTES FIXED 4.75% 15/MAY/2046	90,581
400,000	BANK OF AMERICA CORP MEDIUM TERM NOTE FIXED 5.65%	422,871
150,000	BANK OF AMERICA NA NOTES FIXED 5.3% 15/MAR/2017	153,503
71,000	BANK OF NEW YORK MELLON CORP/THE CALLABLE MEDIUM	71,454
170,000	BARNABAS HEALTH INC CALLABLE BOND FIXED 4%	170,604
125,000	BEAR STEARNS COS LLC/THE NOTES FIXED 7.25%	136,056
75,000	BERKSHIRE HATHAWAY ENERGY CO CALLABLE BOND FIXED	94,814
25,000	BERKSHIRE HATHAWAY FINANCE CORP CALLABLE NOTES	26,484
50,000	BERKSHIRE HATHAWAY INC CALLABLE NOTES FIXED 4.5%	54,041
70,000	BIOGEN INC CALLABLE NOTES FIXED 5.2% 15/SEP/2045	75,982
125,000	BOSTON PROPERTIES LP CALLABLE NOTES FIXED 5.875%	137,857
20,000	BURLINGTON NORTHERN SANTA FE LLC CALLABLE BOND	20,490
125,000	CAPITAL ONE BANK USA NA CALLABLE BOND FIXED 1.2%	125,550
60,000	CATHOLIC HEALTH INITIATIVES CALLABLE BOND FIXED	58,670
70,000	CELGENE CORP CALLABLE NOTES FIXED 3.875%	72,026
100,000	CENTERPOINT ENERGY RESOURCES CORP CALLABLE NOTES	116,193
90,000	CHARTER COMMUNICATIONS OPERATING LLC / CHARTER	95,816
175,000	CITIGROUP INC NOTES FIXED 1.8% 05/FEB/2018 USD	176,180
85,000	CITIGROUP INC NOTES VARIABLE 15/MAY/2018 USD 1000	86,636
150,000	COLUMBIA PIPELINE GROUP INC CALLABLE NOTES FIXED	151,039
75,000	COMCAST CORP CALLABLE NOTES FIXED 5.875%	80,302
45,267	CONTINENTAL AIRLINES 2007-1 CLASS A PASS THROUGH	50,562
125,000	COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK	127,012
70,000	CVS HEALTH CORP CALLABLE NOTES FIXED 5.125%	79,616
78,185	DELTA AIR LINES 2010-2 CLASS A PASS THROUGH TRUST	82,346
125,000	DUKE ENERGY CAROLINAS LLC CALLABLE BOND FIXED 4%	125,401
150,000	EL PASO ELECTRIC CO CALLABLE NOTES FIXED 3.3%	146,574
60,000	EXPRESS SCRIPTS HOLDING CO CALLABLE NOTES FIXED	56,895
45,000	EXXON MOBIL CORP CALLABLE NOTES FIXED 3.567%	42,435
100,000	GENERAL ELECTRIC CO MEDIUM TERM NOTE FIXED 3.15%	103,127
75,000	GENERAL ELECTRIC CO MEDIUM TERM NOTE FIXED 5.5%	84,159
100,000	GENERAL ELECTRIC CO MEDIUM TERM NOTE FIXED 5.875%	128,578
28,000	GENERAL ELECTRIC CO MEDIUM TERM NOTE VARIABLE	27,144
70,000	GILEAD SCIENCES INC CALLABLE NOTES FIXED 4.5%	71,254
50,000	GOLDMAN SACHS GROUP INC/THE MEDIUM TERM NOTE FIXED	55,580

125,000	GOLDMAN SACHS GROUP INC/THE MEDIUM TERM NOTE FIXED	137,602
175,000	GOLDMAN SACHS GROUP INC/THE NOTES FIXED 6.15%	186,776
125,000	HCP INC CALLABLE NOTES FIXED 3.4% 01/FEB/2025 USD	121,374
100,000	HEALTH CARE REIT INC CALLABLE NOTES FIXED 3.75%	103,115
120,000	HSBC HOLDINGS PLC NOTES FIXED 4.875% 14/JAN/2022	132,258
150,000	INTERNATIONAL LEASE FINANCE CORP CALLABLE NOTES	165,188
100,000	ITC HOLDINGS CORP CALLABLE NOTES FIXED 3.25%	97,154
75,000	JPMORGAN CHASE & CO NOTES FIXED 4.5% 24/JAN/2022	82,354
200,000	JPMORGAN CHASE & CO NOTES FIXED 5.6% 15/JUL/2041	244,324
50,000	JPMORGAN CHASE BANK NA NOTES FIXED 6% 01/OCT/2017	52,349
50,000	KRAFT HEINZ FOODS CO CALLABLE NOTES FIXED 3%	47,067
70,000	KRAFT HEINZ FOODS CO CALLABLE NOTES FIXED 5.2%	74,955
70,000	MICROSOFT CORP CALLABLE NOTES FIXED 3.75%	66,656
40,000	MOLSON COORS BREWING CO CALLABLE NOTES FIXED 3%	38,392
125,000	MORGAN STANLEY CALLABLE MEDIUM TERM NOTE FIXED	128,316
125,000	MORGAN STANLEY CALLABLE MEDIUM TERM NOTE FIXED	134,261
50,000	MORGAN STANLEY CALLABLE MEDIUM TERM NOTE FIXED	56,201
215,000	NAVIENT STUDENT LOAN TRUST 2014-1 2014-1 A3	210,165
50,000	NBCUNIVERSAL MEDIA LLC CALLABLE NOTES FIXED 5.15%	55,113
82,094	NCUA GUARANTEED NOTES TRUST 2010-R2 2010-R2 1A	82,158
80,938	NCUA GUARANTEED NOTES TRUST 2010-R3 2010-R3 1A	81,221
75,597	NCUA GUARANTEED NOTES TRUST 2010-R3 2010-R3 2A	76,016
115,026	NCUA GUARANTEED NOTES TRUST 2011-C1 2011-C1 2A	114,888
159,776	NCUA GUARANTEED NOTES TRUST 2011-R2 2011-R2 1A	159,894
85,000	NEW YORK AND PRESBYTERIAN HOSPITAL/THE CALLABLE	82,855
25,375	NISSAN AUTO RECEIVABLES 2014-A OWNER TRUST 2014-A	25,362
31,000	NOBLE ENERGY INC CALLABLE NOTES FIXED 3.9%	31,391
125,000	NORTHWELL HEALTHCARE INC CALLABLE NOTES FIXED 4.8%	127,429
100,000	NYU HOSPITALS CENTER CALLABLE BOND FIXED 4.784%	106,659
100,000	PANHANDLE EASTERN PIPE LINE CO LP CALLABLE NOTES	105,805
125,000	PUBLIC SERVICE CO OF NEW MEXICO CALLABLE NOTES	138,853
22,000	ROHM & HAAS CO CALLABLE NOTES FIXED 6% 15/SEP/2017	23,075
30,000	SHELL INTERNATIONAL FINANCE BV CALLABLE NOTES	30,572
100,000	SHIRE ACQUISITIONS INVESTMENTS IRELAND DAC	99,249
87,063	SLM STUDENT LOAN TRUST 2003-14 2003-14 A5 FLOATING	87,035
260,000	SLM STUDENT LOAN TRUST 2004-1 2004-1 A4 FLOATING	256,384
16,696	SLM STUDENT LOAN TRUST 2004-8 2004-8 B FLOATING	14,619
172,298	SLM STUDENT LOAN TRUST 2005-4 2005-4 A3 FLOATING	170,803
130,000	SLM STUDENT LOAN TRUST 2006-2 2006-2 A6 FLOATING	122,255
130,000	SLM STUDENT LOAN TRUST 2006-8 2006-8 A6 FLOATING	116,807
27,105	SLM STUDENT LOAN TRUST 2007-6 2007-6 B FLOATING	23,983
35,000	SLM STUDENT LOAN TRUST 2008-2 2008-2 B FLOATING	30,641
35,000	SLM STUDENT LOAN TRUST 2008-3 2008-3 B FLOATING	31,265
35,000	SLM STUDENT LOAN TRUST 2008-4 2008-4 B FLOATING	32,890
35,000	SLM STUDENT LOAN TRUST 2008-5 2008-5 B FLOATING	33,685
35,000	SLM STUDENT LOAN TRUST 2008-6 2008-6 B FLOATING	32,705
35,000	SLM STUDENT LOAN TRUST 2008-7 2008-7 B FLOATING	32,712
35,000	SLM STUDENT LOAN TRUST 2008-8 2008-8 B FLOATING	33,985
35,000	SLM STUDENT LOAN TRUST 2008-9 2008-9 B FLOATING	34,373
83,116	SLM STUDENT LOAN TRUST 2012-3 2012-3 A FLOATING	80,933
75,000	SOUTHERN COPPER CORP CALLABLE NOTES FIXED 7.5%	89,024
100,000	SOUTHERN NATURAL GAS CO LLC CALLABLE NOTES FIXED	118,261
121,723	SPIRIT AIRLINES PASS THROUGH TRUST 2015-1A	125,429
120,000	SUTTER HEALTH CALL/PUT BOND FIXED 2.286%	118,125
50,000	TENNESSEE GAS PIPELINE CO LLC CALLABLE NOTES FIXED	62,499
30,000	TIME WARNER CABLE LLC CALLABLE NOTES FIXED 5.5%	31,048
125,000	TUCSON ELECTRIC POWER CO CALLABLE NOTES FIXED	137,190

250,000	UBS AG/STAMFORD CT MEDIUM TERM NOTE FIXED 1.375%	250,228
200,000	VENTAS REALTY LP / VENTAS CAPITAL CORP CALLABLE	201,923
45,000	VERIZON COMMUNICATIONS INC CALLABLE NOTES FIXED	50,441
45,000	VERIZON COMMUNICATIONS INC CALLABLE NOTES FIXED	46,388
102,000	VERIZON COMMUNICATIONS INC CALLABLE NOTES FIXED	99,167
105,000	VIRGINIA ELECTRIC & POWER CO CALLABLE NOTES FIXED	105,207
100,000	WALGREENS BOOTS ALLIANCE INC CALLABLE BOND FIXED	99,597
75,000	WELLPOINT INC CALLABLE NOTES FIXED 7% 15/FEB/2019	84,186
140,000	WELLS FARGO & CO NOTES FIXED 2.1% 26/JUL/2021 USD	137,502
190,000	WELLS FARGO & CO NOTES FIXED 2.5% 04/MAR/2021 USD	190,136
125,000	WELLTOWER INC CALLABLE NOTES FIXED 6.125%	140,370
	Total Corporate Debt Securities	$10,937,074

	Government Bonds
40,000	CALIFORNIA ST FOR PREVIOUS ISSUES SEE 13063A FOR	$48,217
75,000	MASSACHUSETTS ST FOR ISSUES DTD PRIOR TO	65,614
50,000	NEW YORK N Y CITY MUN WTR FIN AUTH WTR & SWR SYS	61,580
80,000	NEW YORK N Y FOR PRIOR ISSUES SEE 64966G ETC FOR	91,248
50,000	NEW YORK ST DORM AUTH ST PERS INCOME TAX REV	59,058
40,000	NEW YORK ST URBAN DEV CORP REV TAXABLE-ST PERS	41,739
225,000	UNITED STATES OF AMERICA BOND FIXED .75%	217,967
245,000	UNITED STATES OF AMERICA BOND FIXED 1.375%	278,623
1,415,000	UNITED STATES OF AMERICA BOND FIXED 2.875%	1,371,420
576,000	UNITED STATES OF AMERICA NOTES FIXED .375%	584,922
954,000	UNITED STATES OF AMERICA NOTES FIXED .75%	954,369
160,000	UNITED STATES OF AMERICA NOTES FIXED .75%	159,055
690,000	UNITED STATES OF AMERICA NOTES FIXED 1%	688,397
1,670,000	UNITED STATES OF AMERICA NOTES FIXED 1%	1,671,350
2,050,000	UNITED STATES OF AMERICA NOTES FIXED 1.25%	1,992,249
785,000	UNITED STATES OF AMERICA NOTES FIXED 1.25%	785,798
780,000	UNITED STATES OF AMERICA NOTES FIXED 1.5%	767,285
2,455,000	UNITED STATES OF AMERICA NOTES FIXED 1.5%	2,469,390
410,000	UNITED STATES OF AMERICA NOTES FIXED 1.5%	414,800
2,930,000	UNITED STATES OF AMERICA NOTES FIXED 1.75%	2,912,647
405,000	UNITED STATES OF AMERICA NOTES FIXED 1.875%	402,409
2,630,000	UNITED STATES OF AMERICA NOTES FIXED 2%	2,537,279
1,615,000	UNITED STATES OF AMERICA NOTES FIXED 2%	1,620,930
570,000	UNITED STATES OF AMERICA NOTES FIXED 3.5%	593,522
	Total Government Bonds	$20,789,868

	Mortgage Backed Securities
32,040	FHLMC MORTPASS ARM 01/APR/2037 1N PN# 1N1454	$33,493
4,838	FHLMC MORTPASS ARM 01/SEP/2037 1G PN# 1G2201	5,178
214,107	FHLMC REMICS 3197 DZ 5% 15/AUG/2036	231,352
392,759	FHLMCGLD MORTPASS 2.5% 01/DEC/2031 G1 PN# G18622	394,637
50,000	FHLMCGLD MORTPASS 2.5% 01/JAN/2032 G1 PN# G18626	50,135
166,086	FHLMCGLD MORTPASS 3% 01/AUG/2046 G0 PN# G08715	165,508
88,256	FHLMCGLD MORTPASS 3% 01/MAR/2031 G1 PN# G18592	90,854
223,657	FHLMCGLD MORTPASS 3% 01/NOV/2046 G0 PN# G08732	222,877
420,724	FHLMCGLD MORTPASS 3% 01/OCT/2046 G0 PN# G08726	419,256
152,275	FHLMCGLD MORTPASS 3.5% 01/APR/2044 G0 PN# G07848	157,261
300,660	FHLMCGLD MORTPASS 3.5% 01/APR/2046 G0 PN# G08702	308,999
406,317	FHLMCGLD MORTPASS 3.5% 01/AUG/2045 G6 PN# G60138	419,641
271,667	FHLMCGLD MORTPASS 3.5% 01/AUG/2046 G0 PN# G08716	279,226
117,642	FHLMCGLD MORTPASS 3.5% 01/DEC/2041 Q0 PN# Q05261	121,537
384,571	FHLMCGLD MORTPASS 3.5% 01/JUN/2045 G6 PN# G60080	396,577

238,056	FHLMCGLD MORTPASS 3.5% 01/JUN/2046 G0 PN# G08711	244,675
272,694	FHLMCGLD MORTPASS 3.5% 01/MAR/2046 G0 PN# G08698	280,241
83,498	FHLMCGLD MORTPASS 3.5% 01/NOV/2045 G0 PN# G08676	85,805
137,205	FHLMCGLD MORTPASS 3.5% 01/SEP/2046 G0 PN# G08722	141,025
180,725	FHLMCGLD MORTPASS 4% 01/JAN/2043 U9 PN# U90791	192,122
64,255	FHLMCGLD MORTPASS 4.5% 01/JUN/2041 Q0 PN# Q01638	69,727
52,331	FHLMCGLD MORTPASS 5.5% 01/JAN/2038 G0 PN# G03696	58,548
45,390	FHLMCGLD MORTPASS 5.5% 01/NOV/2037 G0 PN# G03695	50,779
82,502	FHLMCGLD MORTPASS 6.5% 01/MAY/2034 P5 PN# P50216	86,621
203,540	FNMA MORTPASS 2.5% 01/OCT/2026 CN PN# MA2776	207,354
222,173	FNMA MORTPASS 3% 01/MAY/2043 CL PN# AB9236	222,665
312,022	FNMA MORTPASS 3% 01/SEP/2033 CT PN# MA1561	319,143
126,320	FNMA MORTPASS 3.5% 01/SEP/2033 CT PN# MA1584	131,771
128,579	FNMA MORTPASS 3.587% 01/SEP/2020 XY PN# FN0000	135,374
134,234	FNMA MORTPASS 3.666% 01/OCT/2020 XY PN# AE0918	141,831
136,626	FNMA MORTPASS 3.762% 01/DEC/2020 XY PN# FN0001	144,644
369,376	FNMA MORTPASS 4% 01/MAY/2043 CL PN# AT2733	393,868
181,018	FNMA MORTPASS 4% 01/OCT/2043 CL PN# AL9472	191,224
145,208	FNMA MORTPASS 4% 01/SEP/2046 CL PN# AL9027	153,180
215,000	FNMA MORTPASS 4% 01/SEP/2046 CL PN# AL9549	226,941
63,875	FNMA MORTPASS 4.283% 01/JAN/2021 XY PN# FN0003	68,642
179,260	FNMA MORTPASS 4.5% 01/MAY/2048 CZ PN# 257280	191,975
119,900	FNMA MORTPASS 5% 01/AUG/2047 CZ PN# 995963	129,079
105,929	FNMA MORTPASS 5% 01/MAR/2034 CL PN# 725205	115,950
72,768	FNMA MORTPASS 5% 01/SEP/2033 CL PN# 738567	80,020
34,087	FNMA MORTPASS 5.5% 01/JUN/2036 CL PN# 889745	38,406
33,871	FNMA MORTPASS 6.5% 01/AUG/2037 CL PN# 936879	38,504
440,175	FNMA REMICS 2004-97 ZH 4.5% 25/JAN/2035	475,382
88,313	GNMA 2009-66 UF FLOATING 16/AUG/2039	90,496
—	GNMA II MORTPASS 3% 20/APR/2046 SF PN# MA3596	—
305,000	GNMA II MORTPASS 3% 20/DEC/2046 SF PN# MA4126	310,023
312,277	GNMA II MORTPASS 3.5% 20/APR/2046 SF PN# MA3597	325,878
160,546	GNMA II MORTPASS 3.5% 20/MAR/2046 SF PN# MA3521	167,539
73,631	GNMA II MORTPASS 3.5% 20/MAY/2046 SF PN# MA3663	76,838
249,225	GNMA II MORTPASS 3.5% 20/NOV/2046 SF PN# MA4069	260,127
200,000	TBA FNMA SINGLE FAMILY 15YR 2.5 1/17	200,316
325,000	TBA FNMA SINGLE FAMILY 30YR 3 1/17	322,859
225,000	TBA FNMA SINGLE FAMILY 30YR 3.5 1/17	230,607
400,000	TBA FNMA SINGLE FAMILY 30YR 4 1/17	420,523
215,000	TBA GNMA2 SINGLE FAMILY 30YR 3 1/17	217,692
250,000	TBA GNMA2 SINGLE FAMILY 30YR 3.5 1/17	259,878
	Total Mortgage Backed Securities	$10,794,803

	Registered Investment Companies
57,297	AB	$500,285
7,532	AB	65,305
1,544	ABERDEEN TOTAL	20,124
9,557	ABSOLUTE STRATEGIES	85,074
347	ACADIAN EMERGING	5,714
4,529	AIG FOCUSED	77,896
77	AIG FOCUSED MULTI-	1,803
4,516	AKRE FOCUS FUND	112,867
4,935	ALGER CAPITAL	130,321
80	ALGER SMALL CAP	938
12,221	ALLIANCE BERNSTEIN	102,046
291	ALLIANCE BERNSTEIN	2,429
137	ALLIANZGI	6,743

2,997	ALLIANZGI INCOME	33,058
63	ALLIANZGI NFJ	1,038
1,042	ALLIANZGI NFJ SMALL	24,725
508	ALPINE DYNAMIC	1,832
338	ALPINE REALTY	7,520
11,663	AMANA MUTUAL FUND	407,571
1,026	AMANA MUTUAL FUND	30,848
216	AMCAP FUND CLASS A	5,883
199	AMCAP FUND CLASS F-2	5,441
292	AMCAP FUNDS CLASS R6	8,035
9,968	AMERICAN BALANCED	247,347
460	AMERICAN BALANCED	11,419
20,842	AMERICAN BEACON	536,447
1,406	AMERICAN BEACON	36,547
41,486	AMERICAN CENTURY	494,525
11,377	AMERICAN CENTURY	124,405
691	AMERICAN FUNDS 2025	8,270
7,642	AMERICAN FUNDS U.S.	7,642
275	AMERICAN HIGH	2,817
1,263	AMERICAN MUTUAL	46,444
32,931	AMG GW&K ENHANCED	318,442
23,623	AMG MANAGERS	334,328
677	AMG MANAGERS	26,287
2,500	AMG MANAGERS AMUNDI	24,075
831	AMG MANAGERS GLOBAL	15,829
9,350	AMG MANAGERS HIGH	71,995
8,036	AMG MANAGERS LAKE	96,829
62	AMG MANAGERS LAKE	751
4,226	AMG MANAGERS LMCG	56,756
428	AMG MANAGERS LMCG	5,749
1,614	AMG SOUTHERNSUN	25,299
1,757	AMG YACKTMAN	34,588
614	AMG YACKTMAN	12,086
2,554	AMG YACKTMAN FUND	54,625
794	AMG YACKTMAN FUND	16,993
12,161	AQR DIVERSIFIED	112,242
2,629	AQR EQUITY MARKET	31,466
8,258	AQR LONG-SHORT	107,356
4,945	AQR MANAGED FUTURES	45,540
1,054	AQUILA THREE PEAKS	8,955
533	AQUILA THREE PEAKS	4,534
3,627	ARIEL APPRECIATION	170,593
426	ARIEL INTERNATIONAL	5,213
6,879	ARTISAN	186,372
4,163	ARTISAN DEVELOPING	40,633
237	ARTISAN DEVELOPING	2,312
369	ARTISAN GLOBAL	7,535
323	ARTISAN GLOBAL	4,746
324	ARTISAN SMALL-CAP	9,067
8,127	ARTISAN VALUE FUND	112,643
1,299	ARTISAN VALUE FUND	17,998
698	AVE MARIA GROWTH	18,458
611	AVE MARIA VALUE	11,675
943	BAIRD AGGREGATE	10,415
3,063	BAIRD CORE PLUS	35,098
868	BAIRD INTERMEDIATE	10,148
159	BAIRD MID CAP FUND	2,396

1,394	BARON ASSET FUND	80,690
146	BARON DISCOVERY	1,958
4,627	BARON EMERGING	50,671
1,419	BARON GROWTH FUND	84,429
63	BARON PARTNERS FUND	2,353
4,387	BARON REAL ESTATE	103,848
142	BARON REAL ESTATE	3,351
7,143	BARON SMALL-CAP FUND	181,067
1,723	BBH CORE SELECT	35,036
127	BECKER VALUE EQUITY	2,266
3,936	BIOTECHNOLOGY	194,550
3,681	BLACKROCK	39,266
1,103	BLACKROCK ADVANTAGE	16,713
4,190	BLACKROCK EMERGING	40,098
11	BLACKROCK ENERGY &	212
5,538	BLACKROCK EQUITY	124,540
1,327	BLACKROCK EQUITY	29,845
221	BLACKROCK GLOBAL	2,635
57	BLACKROCK HEALTH	2,557
128	BLACKROCK HEALTH	5,723
3,206	BLACKROCK HIGH	24,492
2,432	BLACKROCK LARGE CAP	45,122
332	BLACKROCK LARGE CAP	6,160
24	BLACKROCK LATIN	952
116	BLACKROCK NATURAL	5,346
5	BLACKROCK S&P 500	1,413
5,108	BLACKROCK STRATEGIC	50,216
5,763	BOSTON PARTNERS	106,810
118	BOSTON PARTNERS	2,758
923	BRIDGEWAY	58,730
769	BROADVIEW	27,160
103	BROWN CAPITAL SMALL	7,564
203	BROWN CAPITAL SMALL	14,875
740	BUFFALO DISCOVERY	14,939
670	BUFFALO FLEXIBLE	9,755
1,577	BUFFALO MID-CAP FUND	23,647
991	BUFFALO SMALL-CAP	14,896
670	CAMBIAR	16,030
174	CAMBIAR GLOBAL	3,254
2,838	CAPITAL INCOME	163,612
1,212	CAPITAL WORLD	53,128
129	CAPITAL WORLD	5,652
728	CAPITAL WORLD BOND	13,802
328	CAUSEWAY INTL VALUE	4,521
2,980	CHAMPLAIN MID CAP	44,847
1,165	CLEARBRIDGE	57,388
1,267	COHEN & STEERS	83,149
2,043	COHEN & STEERS	30,229
1,193	COLUMBIA ACORN	45,006
522	COLUMBIA CONTRARIAN	11,746
3,083	COLUMBIA DIVIDEND	58,889
1,323	COLUMBIA EMERGING	12,477
1,119	COLUMBIA GLOBAL	20,254
2,851	COLUMBIA INCOME	32,991
1,702	COLUMBIA MID CAP	42,643
496	COLUMBIA MID CAP	7,262
573	COLUMBIA OVERSEAS	4,707

2,550	COLUMBIA SELECT	34,806
18	COLUMBIA SELIGMAN	1,072
6	COLUMBIA SELIGMAN	361
1,780	COLUMBIA SMALL CAP	31,291
366	COLUMBIA SMALL CAP	6,439
140	CONESTOGA SMALL CAP	5,660
449	CONSUMER SERVICES	40,110
7	CONSUMER SERVICES	657
1,954	CULLEN HIGH	33,909
5,270	DAVIS NEW YORK	161,346
3,950	DELAWARE	34,012
1,616	DEUTSCHE ENHANCED	19,039
725	DIAMOND HILL	15,355
7,143	DIAMOND HILL LARGE	165,724
782	DIAMOND HILL LONG	19,480
3,159	DIAMOND HILL SMALL	110,140
2,434	DIREXION MONTHLY	72,065
6,281	DODGE & COX	246,129
266	DODGE & COX	11,963
547	DODGE & COX GLOBAL	6,509
21,945	DODGE & COX INCOME	298,230
1,246	DODGE & COX INCOME	16,936
1,570,382	DODGE & COX INTERNATIONAL STOCK FUND OPEN-END FUND	59,831,548
344	DODGE & COX STOCK	63,313
36,593	DOUBLELINE TOTAL	388,618
1,690	DOUBLELINE TOTAL	17,947
1,324	DREYFUS	41,670
338	DREYFUS	11,295
518	DREYFUS BOND MARKET	5,297
361	DREYFUS GLOBAL	4,388
4,984	DREYFUS MID-CAP	174,750
397	DREYFUS S & P 500	19,339
976	DREYFUS SMALL-CAP	29,395
5,372	DRIEHAUS EMERGING	150,306
8,764	EATON VANCE	99,721
10,618	EDGEWOOD GROWTH	228,394
1,760	EDGEWOOD GROWTH	37,861
813	EUROPACIFIC GROWTH	36,537
49	EUROPE 30 PROFUND	589
3,278	FEDERATED	19,309
76	FEDERATED EQUITY	1,737
10,939	FEDERATED HIGH	73,400
41	FEDERATED HIGH	277
463	FEDERATED PRUDENT	4,326
6,805	FIDELITY	77,558
205	FIDELITY	7,471
23,796	FIDELITY 500 INDEX	1,864,153
673	FIDELITY 500 INDEX	52,696
27,508	FIDELITY ADVISOR	579,764
7,903	FIDELITY ADVISOR	99,294
1,457	FIDELITY ADVISOR NEW	39,257
2,384	FIDELITY ADVISORS	27,965
423	FIDELITY BALANCED	9,314
1,986	FIDELITY BLUE CHIP	133,769
2,350	FIDELITY BLUE CHIP	158,283
2,652	FIDELITY CANADA FUND	129,669
679	FIDELITY CANADA FUND	33,218

368	FIDELITY CAPITAL	11,647
20,224	FIDELITY CAPITAL AND	196,373
510	FIDELITY CHINA	12,136
361	FIDELITY CONSUMER	4,832
1,843	FIDELITY CONSUMER	24,659
6,305	FIDELITY CONTRA FUND	620,823
227	FIDELITY CONTRA FUND	22,365
179	FIDELITY DIVERSIFIED	5,948
1,494	FIDELITY EMERGING	35,191
476	FIDELITY EXTENDED	26,430
7,363	FIDELITY FLOATING	70,977
320	FIDELITY GLOBAL	3,616
1,527	FIDELITY GNMA FUND	17,457
1,649	FIDELITY GROWTH	56,048
282	FIDELITY HIGH	2,458
6,049	FIDELITY INFLATION	66,332
176	FIDELITY INTERMED	1,897
6,711	FIDELITY INT'L	237,031
93	FIDELITY JAPAN SMALL	1,361
1,808	FIDELITY LATIN	34,441
8,556	FIDELITY LEVERAGED	284,826
1,948	FIDELITY LONG-TERM	24,511
4,879	FIDELITY LOW PRICED	241,413
273	FIDELITY LOW PRICED	13,522
2,895	FIDELITY MID CAP	45,612
2,291	FIDELITY NASDAQ	161,817
1,968	FIDELITY NEW	70,911
9,412	FIDELITY NEW MARKETS	146,826
4,347	FIDELITY OTC	362,221
169	FIDELITY OTC	14,108
4,875	FIDELITY OVERSEAS	192,743
22,106	FIDELITY PURITAN	454,939
2,467	FIDELITY REAL	102,850
148	FIDELITY REAL	6,157
210	FIDELITY REAL ESTATE	2,477
33,727	FIDELITY SELECT	2,107,372
2,296	FIDELITY SELECT	171,322
130	FIDELITY SELECT CON-	7,678
2,014	FIDELITY SELECT IT	84,390
55	FIDELITY SELECT IT	2,316
524	FIDELITY SELECT TECH	68,181
4,479	FIDELITY SHORT-TERM	46,494
11,159	FIDELITY SMALL CAP	253,156
7,722	FIDELITY SMALL-CAP	154,834
144	FIDELITY SMALL-CAP	2,957
13,172	FIDELITY STRATEGIC	190,682
2,468	FIDELITY TELECOM	61,065
1,392	FIDELITY TOTAL	89,832
1,099	FIDELITY TOTAL BOND	11,566
1,908	FIDELITY TOTAL BOND	20,077
20,464	FIDELITY U.S. BOND	235,340
538	FIDELITY U.S. BOND	6,190
1,804	FIDELITY VALUE	68,801
303	FIDELITY VALUE FUND	33,280
299	FINANCIAL	5,341
3,260	FIRST EAGLE	98,284
575	FMI INTERNATIONAL	17,177

16,396	FMI LARGE CAP FUND	323,328
5,653	FPA CRESCENT	184,349
2,110	FPA CRESCENT	68,801
336	FRANKLIN	4,986
1,476	FRANKLIN DYNATECH	70,488
1,533	FRANKLIN GOLD AND	24,168
1,299	FRANKLIN GROWTH FUND	99,542
35,814	FRANKLIN INCOME	82,730
5,064	FRANKLIN MUTUAL	89,343
1,359	FRANKLIN RISING	71,539
425	FRANKLIN RISING	22,373
5,301	FRANKLIN TEMPLETON	50,991
937	FRANKLIN UTILITIES	16,545
3,664	FUNDAMENTAL	199,558
362	FUNDAMENTAL	19,706
192	FUNDX CONSERVATIVE	7,300
328	FUNDX FLEXIBLE	9,338
1,695	GABELLI EQUITY	41,144
1,253	GABELLI FOCUS FIVE	15,669
1,560	GABELLI GOLD FUND	20,342
153	GABELLI SMALL-CAP	7,881
5,162	GABELLI UTILITIES	47,799
55,636	GLENMEDE LARGE CAP	1,438,301
803	GLENMEDE LARGE CAP	20,783
98	GLENMEDE SMALL CAP	2,816
48	GOLDMAN SACHS	464
8,087	GOLDMAN SACHS	77,961
647	GOLDMAN SACHS GROWTH	8,669
130	GOLDMAN SACHS LARGE	3,148
2,967	GRANDEUR PEAK	9,407
2,258	GRANDEUR PEAK	8,738
2,944	GREENSPRING FUND	72,931
14,839	GUINNESS ATKINSON	150,547
354	HANCOCK HORIZON	23,519
10,523	HARBOR	196,171
1,973	HARBOR	115,220
1,841	HARBOR CAPITAL	101,193
911	HARBOR CAPITAL	51,530
2,342	HARBOR HIGH YIELD	23,419
4,954	HARBOR INTERNATIONAL	287,114
216	HARBOR INTERNATIONAL	12,537
17,174	HARBOR REAL RETURN	159,374
8,723	HARDING LOEVNER	205,304
701	HARDING LOEVNER	12,492
509	HARTFORD CAPITAL	18,109
339	HEARTLAND VALUE	10,292
68	HENDERSON EUROPEAN	2,052
4,794	HENDERSON INTL	120,371
183	HENDERSON INTL	4,605
8,284	HENNESSY	149,566
255	HENNESSY	4,970
3,157	HENNESSY GAS	89,435
1,161	HENNESSY JAPAN	12,611
1,285	HENNESSY JAPAN FUND	33,902
642	HENNESSY LARGE CAP	12,288
178	HENNESSY SMALL CAP	4,645
2,255	HODGES FUND	105,638

1,563	HOMESTEAD	64,283
350	HOTCHKIS & WILEY	12,884
14,007	HUSSMAN STRATEGIC	118,511
6,335	ICON ENERGY FUND	85,960
904	ICON ENERGY FUND	12,267
2,708	ICON NATURAL	37,502
8,124	INTECH GLOBAL	98,543
1,099	INTERNATIONAL	31,125
8,639	INVESCO AMERICAN	132,681
8,421	INVESCO COMSTOCK	199,336
2,706	INVESCO DIVERSIFIED	52,179
247	INVESCO DIVERSIFIED	4,772
1,357	INVESCO ENERGY FUND	37,962
100	INVESCO EUROPEAN	3,300
664	INVESCO GLOBAL	21,868
15,523	INVESCO GOLD AND	63,951
292	INVESCO GOLD AND	1,203
45	INVESCO GREATER	945
1,191	INVESCO MID CAP	25,872
362	INVESCO MUNICIPAL	4,749
11,586	IVA INTERNATIONAL	182,772
368	IVA WORLDWIDE FUND	6,310
4,383	IVY ASSET STRATEGY	92,123
62,401	IVY HIGH INCOME	467,384
8,707	IVY INTERNATIONAL	145,107
39	IVY SCIENCE AND	2,199
20	IVY SCIENCE AND	1,025
4,211	JAMES BALANCED:	103,042
613	JANUS CONTRARIAN	11,877
6,499	JANUS ENTERPRISE	612,683
132	JANUS ENTERPRISE	12,491
930	JANUS FLEXIBLE	9,563
263	JANUS GLOBAL	2,520
1,122	JANUS GLOBAL LIFE	50,671
1,291	JANUS GLOBAL SELECT	16,734
316	JANUS OVERSEAS	8,005
5,814	JANUS TRITON FUND	137,281
384	JANUS TRITON FUND	9,065
2,565	JENSEN QUALITY	100,308
91	JOHCM INTERNATIONAL	1,702
475	JOHCM INTERNATIONAL	8,830
1,843	JOHN HANCOCK	42,589
915	JOHN HANCOCK GLOBAL	9,243
430,641	JP MORGAN 100% U.S.	430,641
1,254	JP MORGAN CORE	14,412
38,941	JP MORGAN CORE BOND	447,038
424	JP MORGAN EMERGING	4,689
3,576	JP MORGAN EQUITY	53,499
758	JP MORGAN GROWTH	11,500
12,007	JP MORGAN HIGH	87,774
9,651	JP MORGAN INCOME	96,571
4,017	JP MORGAN INTL	48,287
163	JP MORGAN MID CAP	7,149
—	JP MORGAN MORTGAGE-	1
44	JP MORGAN MORTGAGE-	506
18,018	JP MORGAN PRIME	18,024
181	JP MORGAN SMALL CAP	8,251

440	JP MORGAN SMART	7,630
8,023	JP MORGAN STRATEGIC	92,825
832,215	JP MORGAN U.S.	832,215
4,892	JPMORGAN	71,087
1,008	JPMORGAN INTREPID	22,802
718,553	JPMORGAN US GOVT MMKT - PREMIER SHR FUND 1086	718,639
2,803,445	JPMORGAN US GOVT MMKT - PREMIER SHR FUND 1086	2,803,501
909,668	JPMORGAN US GOVT MMKT - PREMIER SHR FUND 1086	909,739
3,693,002	JPMORGAN US GOVT MMKT - PREMIER SHR FUND 1086	3,693,234
2,967,582	JPMORGAN US GOVT MMKT - PREMIER SHR FUND 1086	2,967,810
2,287,484	JPMORGAN US GOVT MMKT - PREMIER SHR FUND 1086	2,287,649
2,781,113	JPMORGAN US GOVT MMKT - PREMIER SHR FUND 1086	2,781,319
2,880	KEELEY SMALL CAP	96,053
1,156	KINETICS PARADIGM	43,490
574	LAUDUS INT'L	11,927
214	LAUDUS U.S. LARGE	3,525
5,156	LAZARD	64,712
2,671	LAZARD EMERGING	43,833
427	LAZARD EMERGING	7,003
4,991	LAZARD GLOBAL	70,822
248	LAZARD GLOBAL	3,523
6,751	LEUTHOLD GRIZZLY	42,531
8,321	LISTED PRIVATE	53,174
553	LIVE OAK HEALTH	10,072
4,227	LONGLEAF PARTNERS	76,590
40,478	LOOMIS SAYLES	551,604
426	LOOMIS SAYLES	5,755
15,444	LOOMIS SAYLES CORE	195,516
6,336	LORD ABBETT	60,088
71,225	LORD ABBETT SHORT	306,268
349	MADISON INVESTORS	6,895
718	MADISON MID CAP	6,351
13,958	MAINSTAY CUSHING	66,717
4,428	MAINSTAY CUSHING	21,165
8,266	MAINSTAY INCOME	153,751
264	MAINSTAY INCOME	4,916
1,545	MAINSTAY S & P 500	70,716
122	MAIRS AND POWER	2,956
1,201	MARKETFIELD FUND	17,124
3,127	MARSICO	43,896
969	MARSICO 21ST	20,533
2,238	MARSICO FLEXIBLE	30,664
4,954	MARSICO GROWTH FUND	73,114
3,020	MARSICO GROWTH FUND	44,579
2,551	MATTHEW 25 FUND	74,985
14,692	MATTHEWS ASIA	223,971
1,622	MATTHEWS ASIA	28,276
2,781	MATTHEWS ASIAN	41,547
1,471	MATTHEWS CHINA FUND	22,749
885	MATTHEWS INDIA FUND	22,703
350	MATTHEWS JAPAN FUND	6,594
3,355	MATTHEWS KOREA FUND	17,615
4,034	MATTHEWS PACIFIC	92,469
247	MERGER FUND	3,874
1,080	MERK ABSOLUTE	9,912
933	MERK HARD CURRENCY	8,529
32,662	METROPOLITAN WEST	342,018

488	METROPOLITAN WEST	5,146
376	MFS GROWTH FUND	27,682
1,076	MFS INTERNATIONAL	27,811
8,893	MFS TOTAL RETURN	94,083
2,151	MFS UTILITIES FUND	38,992
393	MFS VALUE FUND	14,259
2,267	MOTLEY FOOL	44,941
3,078	MOTLEY FOOL GREAT	61,258
767	MSIF GLOBAL	13,732
1,913	MSIF GROWTH	64,989
413	MSIF SMALL COMPANY	4,688
232	NATIONWIDE FUND	4,953
364	NEUBERGER & BERMAN	8,184
5,985	NEUBERGER BERMAN	86,983
793	NEW PERSPECTIVE	28,025
1,472	NEW WORLD FUND	75,856
933	NICHOLAS FUND	57,003
508	NORTHERN EQUITY	6,550
826	NORTHERN MID-CAP	14,768
846	NORTHERN MID-CAP	15,132
450	NORTHERN MULTI-	4,700
672	NORTHERN SMALL CAP	16,211
143	NUANCE CONCENTRATED	2,024
311	NUVEEN GLOBAL	3,009
3,423	OAKMARK GLOBAL	57,541
126	OBERWEIS	2,553
195	OBERWEIS MICRO-CAP	4,289
154	OBERWEIS SMALL-CAP	2,141
2,393	OCM GOLD FUND	22,684
3,110	OIL & GAS	111,157
290	OIL & GAS	10,171
4,178	OIL EQUIPMENT,	68,106
18,650	OPPENHEIMER	234,443
132	OPPENHEIMER GLOBAL	9,131
68	OPPENHEIMER GLOBAL	4,688
157,899	PACIFIC FINANCIAL	1,341,367
14,745	PACIFIC FINANCIAL	134,669
822	PARNASSUS	27,125
11,097	PARNASSUS CORE	436,008
531	PARNASSUS MID-CAP	15,330
599	PAX GLOBAL	7,887
11,646	PAX HIGH YIELD BOND	78,147
2,251	PEAR TREE POLARIS	40,084
1,101	PERKINS GLOBAL	14,458
4,496	PERKINS MID	74,496
247	PERKINS MID CAP	4,116
3,196	PERMANENT	120,723
1,659	PERMANENT	62,658
5,979	PIMCO	63,679
3,121	PIMCO ALL ASSET ALL	26,125
1,565	PIMCO COMMODITIES	9,956
20,497	PIMCO COMMODITY	145,175
1,842	PIMCO DIVIDEND AND	19,378
2,314	PIMCO DIVIDEND AND	24,343
691	PIMCO EMERGING	5,936
8,634	PIMCO FOREIGN BOND	89,965
1,225	PIMCO FUNDAMENTAL	8,124

787	PIMCO GLOBAL BOND	7,976
33,045	PIMCO INCOME FUND	398,527
5,902	PIMCO INTL	43,437
3,183	PIMCO INVESTMENT	32,497
114	PIMCO LONG	1,189
21,099	PIMCO LOW DURATION	207,301
1,665	PIMCO RAE	11,055
1,129	PIMCO REAL ESTATE	8,420
18,773	PIMCO REAL RETURN	204,998
1,893	PIMCO REAL RETURN	20,667
785	PIMCO STOCKPLUS	7,272
727	PIMCO STOCKSPLUS	7,223
70,633	PIMCO TOTAL RETURN	705,729
81	PIN OAK EQUITY FUND	4,701
1,004	POLARIS GLOBAL	23,414
687	PRECIOUS METALS	24,857
271	PRECIOUS METALS	9,820
23,548	PRIMECAP ODYSSEY	693,165
2,778	PRINCIPAL HIGH	20,337
731	PRINCIPAL SMALLCAP	14,823
2,870	PRUDENTIAL JENNISON	46,464
363	PRUDENTIAL QMA	7,841
133,519	PRUDENTIAL SHORT-	1,474,050
2,908	PUTNAM DIVERSIFIED	20,385
9	PUTNAM EQUITY	314
2,701	PUTNAM GLOBAL	135,642
1,546	QS U.S. SMALL	21,410
1,258	RAINIER INVESTMENT	45,273
669	RBC MICROCAP VALUE	21,081
2,291	RICE HALL JAMES	23,821
974	RIDGEWORTH CEREDEX	13,409
11,855	RIDGEWORTH SEIX	103,610
10,049	RISING RATES	166,103
1,148	RISING RATES	38,703
357	RISING U.S.	10,707
4,739	RIVERPARK LONG /	48,626
2,632	RMB MENDON	55,324
241	ROOSEVELT MULTI-CAP	3,281
371	ROYCE INTERNATIONAL	3,609
1,963	ROYCE OPPORTUNITY	25,219
506	ROYCE PENNSYLVANIA	5,578
1,289	ROYCE PREMIER FUND	19,749
12,093	ROYCE SMALLER	133,147
2,737	ROYCE SPECIAL	60,270
535	ROYCE TOTAL RETURN	7,325
47	RYDEX BASIC	2,484
1,201	RYDEX BIOTECHNOLOGY	85,190
379	RYDEX COMMODITIES	32,558
194	RYDEX CONSUMER	12,109
39	RYDEX FINANCIAL	2,493
217	RYDEX INVERSE	6,883
948	RYDEX INVERSE	16,833
276	RYDEX INVERSE HIGH	17,401
2,981	RYDEX INVERSE S&P	222,269
1,171	RYDEX NASDAQ-100	64,428
297	RYDEX PRECIOUS	8,602
302	RYDEX RUSSELL 2000	36,001

1,752	RYDEX S&P SMALLCAP	50,657
7,789	SALIENT EM	58,031
7,327	SALIENT SELECT	174,493
116	SARATOGA HEALTH &	2,883
1,971	SCHNEIDER CAPITAL	32,673
313	SCHWAB DIVIDEND	4,885
18,087	SCHWAB FUNDAMENTAL	259,694
1,568	SCHWAB HEALTH CARE	33,939
144	SCHWAB MARKET TRACK	2,199
35,818	SCHWAB S&P 500	1,232,863
919	SCHWAB S&P 500	31,618
2,570	SCHWAB TOTAL BOND	24,134
230	SCOUT CORE BOND	2,588
724	SCOUT INTERNATIONAL	15,087
8,483	SCOUT MID CAP FUND	140,911
946	SEI GNMA FUND	9,929
18,885	SEXTANT	275,349
1,237	SHELTON NASDAQ 100	15,378
959	SHORT NASDAQ-100	13,787
6	SHORT PRECIOUS	292
251	SHORT REAL ESTATE	4,180
452	SIT U.S. GOVERNMENT	4,937
1,106	SMALL-CAP WORLD	51,983
507	SMALL-CAP WORLD FUND	23,583
2,465	SMEAD VALUE FUND	96,168
77	SMEAD VALUE FUND	2,997
10,082	SOUND MIND	109,993
2,371	SOUND MIND DYNAMIC	25,034
3,283	SOUND SHORE FUND	144,999
508	SSGA DYNAMIC SMALL	22,879
1,528	SYMONS VALUE	16,704
157	T ROWE DIVERSIFIED	3,842
75,302	T ROWE PRICE	1,638,642
3,138	T ROWE PRICE	83,835
7,203	T ROWE PRICE AFRICA	56,831
4,838	T ROWE PRICE BLUE	343,286
8,332	T ROWE PRICE CAP	216,127
8,018	T ROWE PRICE EQUITY	252,406
24,006	T ROWE PRICE GLOBAL	353,676
6,808	T ROWE PRICE GROWTH	362,512
465	T ROWE PRICE GROWTH	24,781
5,840	T ROWE PRICE HEALTH	345,035
5	T ROWE PRICE HEALTH	323
419	T ROWE PRICE HIGH	2,789
970	T ROWE PRICE JAPAN	11,141
192	T ROWE PRICE LATIN	3,719
1,023	T ROWE PRICE MEDIA	75,970
165	T ROWE PRICE MID	12,095
4,357	T ROWE PRICE NEW	144,915
2,131	T ROWE PRICE NEW ERA	71,743
5,718	T ROWE PRICE QM	163,540
2,350	T ROWE PRICE REAL	67,339
1,671	T ROWE PRICE SMALL-	75,435
—	T ROWE PRICE U.S.	—
3,207	T. ROWE PRICE	32,418
678	TANAKA GROWTH FUND	14,261
5,529	TCW EMERGING	57,722

592	TCW TOTAL RETURN	6,032
27,706	TEMPLETON GLOBAL	332,259
826	TEMPLETON GROWTH	19,293
1,012	THE BOND FUND OF	12,870
13,206	THE FAIRHOLME FUND	286,571
5,492	THE GROWTH FUND OF	229,656
136	THE GROWTH FUND OF	5,704
479	THE INVESTMENT	17,343
2,566	THE NEW ECONOMY	92,231
17,338	THE OAKMARK	362,572
442	THE OAKMARK	10,027
2,491	THE OAKMARK EQUITY	75,770
1,361	THE OAKMARK FUND	98,651
1,070	THE OAKMARK FUND	77,572
427	THE OAKMARK GLOBAL	11,979
6,527	THE OAKMARK SELECT	280,920
14,100	THE OSTERWEIS	158,061
1,974	THE TOCQUEVILLE	30,921
2,467	THE WIRELESS FUND	20,725
472	THIRD AVENUE VALUE	23,779
19,649	THOMPSON BOND FUND	220,265
2,474	THORNBURG	58,542
280	TIAA CREF LARGE-CAP	4,874
1,338	TIAA CREF MID-CAP	30,056
11,908	TOCQUEVILLE GOLD	402,119
2,182	TOCQUEVILLE GOLD	73,702
2,297	TOCQUEVILLE INTL	32,853
408	TOREADOR	6,274
2,428	TOUCHSTONE ULTRA	22,584
437	TRIBUTARY SMALL	12,081
497	TURNER SMALL CAP	6,152
308	TURNER SMID CAP	4,765
4,872	TWEEDY BROWNE	122,007
1,022	U S GLOBAL ACCOLADE	6,073
428	ULTRALATIN	11,137
349	ULTRAMID-CAP	38,039
38	ULTRANASDAQ-100	3,780
423	ULTRASHORT	8,857
29	ULTRASHORT DOW 30	968
20	ULTRASHORT LATIN	256
991	ULTRASHORT SMALL-	12,532
1,981	ULTRASMALL-CAP	95,045
156	ULTRASMALL-CAP	7,464
908	US CHINA REGION	6,643
4,033	US GLOBAL INVESTORS	28,244
7,482	US GLOBAL RESOURCES	39,282
52	US GLOBAL RESOURCES	272
2,704	USA MUTUALS VICE	71,742
457	USAA MUTUAL INCOME	5,888
1,514	USAA NASDAQ 100	20,881
17,190	USAA PRECIOUS	208,346
997	VALUE LINE CORE	14,731
676	VAN ECK EMERGING	8,335
4,840	VAN ECK INTERNATL	41,722
36,904	VANGUARD	526,620
2,554	VANGUARD 500 INDEX	527,509
1	VANGUARD 500 INDEX	248

6,096	VANGUARD BALANCED	189,653
9,413	VANGUARD DEVELOPED	110,509
15,556	VANGUARD DIVIDEND	366,118
22,613	VANGUARD EMERGING	555,636
52	VANGUARD EMERGING	1,189
836	VANGUARD ENERGY	60,138
25,201	VANGUARD ENERGY FUND	1,352,531
836	VANGUARD ENERGY FUND	44,854
1,671	VANGUARD EQUITY	54,499
325	VANGUARD EQUITY	10,618
116	VANGUARD EXPLORER	10,051
597	VANGUARD EXTENDED	43,410
6,485	VANGUARD FINANCIALS	192,658
1,048	VANGUARD FTSE	14,982
743	VANGUARD FTSE	10,624
3,470	VANGUARD FTSE ALL	95,253
816	VANGUARD FTSE ALL	22,389
6,072	VANGUARD FTSE ALL-	217,754
3,448	VANGUARD GLOBAL	53,337
1,098	VANGUARD GLOBAL EX-	31,191
22,839	VANGUARD GNMA FUND	240,728
188	VANGUARD GROWTH	10,778
896	VANGUARD GROWTH &	37,113
1,361	VANGUARD HEALTH	246,451
1,247	VANGUARD HEALTH CARE	97,144
24,687	VANGUARD HIGH	698,083
1,044	VANGUARD HIGH	6,088
21,116	VANGUARD HIGH YIELD	123,107
7,261	VANGUARD INDEX	407,025
2,888	VANGUARD INDEX 500	596,649
28,326	VANGUARD INTERM	318,386
762	VANGUARD INT'L	20,162
3,514	VANGUARD LARGE-CAP	145,160
7,825	VANGUARD LIFE	116,596
2,114	VANGUARD LONG-TERM	25,173
963	VANGUARD LONG-TERM	9,690
2,206	VANGUARD MARKET	27,334
1,148	VANGUARD MID CAP	52,197
8,664	VANGUARD MID-CAP	314,398
23,099	VANGUARD PRECIOUS	217,130
963	VANGUARD PRECIOUS	9,056
14,342	VANGUARD REIT INDEX	708,100
2,645	VANGUARD SELECTED	76,125
62,846	VANGUARD SHORT-TERM	819,305
33,447	VANGUARD SMALL-CAP	1,828,921
29,665	VANGUARD STAR FUND	702,467
1,765	VANGUARD STRATEGIC	57,138
11,246	VANGUARD TARGET	185,794
2,328	VANGUARD TELECOM	118,611
17,430	VANGUARD TOTAL	539,150
73,124	VANGUARD TOTAL BOND	778,767
194	VANGUARD U.S. VALUE	3,554
1,578	VANGUARD UTILITIES	84,641
6,153	VANGUARD VALUE	222,913
5,691	VANGUARD WELLESLEY	241,176
696	VANGUARD WINDSOR	24,469
232	VILLERE BALANCED	4,725

422	VIRTUS DUFF &	11,329
1,113	VIRTUS VONTOBEL	29,916
318	VOYA GLOBAL REAL	5,990
103	VULCAN VALUE	1,841
399	WALTHAUSEN SMALL	8,934
28,643	WASATCH EMERGING	68,857
8,215	WASATCH FRONTIER	20,291
367	WASATCH HOISINGTON	5,697
1,938	WASATCH INTL GROWTH	51,526
7,076	WASATCH LONG/SHORT	94,106
682	WASATCH SMALL-CAP	27,115
1,740	WASATCH STRATEGIC	18,613
152	WASHINGTON MUTUAL	6,217
4,618	WEITZ PARTNERS III	65,571
4,251	WELLS FARGO	78,459
2,548	WESTCORE FLEXIBLE	22,577
52,164	WESTCORE PLUS BOND	552,416
3,809	WESTERN ASSET CORE	44,134
1,792	WESTWOOD INCOME	26,428
2,296	WILLIAM BLAIR	44,083
1,341	WILLIAM BLAIR SMALL	27,053
4,252	WILLISTON BASIN/MID-	25,215
803	WINTERGREEN FUND	12,199
	Total Registered Investment Companies	$146,398,474

	Notes Receivable From Participants (interest rate ranging from 4.25% through 10.5% maturing through December 2046)	$84,946,911

	Net Assets Pending Settlement	$(8,533,903)

	TOTAL NET ASSETS	$3,462,394,861

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)

	Number of
Assets Acquired and Disposed	Shares	Fair Value

American Electric Power Company, Inc. Common Stock $6.50 par value (a)
Acquired	491,724	$31,587,072
Disposed	765,388	48,622,397

(a)	Transactions are recorded on the trade date.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
SCHEDULE OF NONEXEMPT TRANSACTIONS

Excess Payment to Trustee/Custodian

Party Involved:	JPMorgan Chase Bank, NA
Relationship to Plan, employer or other party-in-interest:	Trustee and Custodian
Transaction:	Payment of Fee in Excess of Contract Amount
Dates of Payments:	Between October 2006 and July 2014
Amounts of Payments:	Varying amounts aggregating $123,600

Reason Transaction is Nonexempt: ERISA Section 406(a)(1)(D) prohibits the use of plan assets by, or transfer of plan assets to, a party in interest (such as a fiduciary investment manager). Although an exemption under ERISA 408(b)(2) generally is applicable to contracts with parties (such as trustees) for services necessary for the operation of a plan where no more than reasonable compensation is paid therefor, the described payments represent the amount invoiced and paid by the Plan in excess of the amount required by the contract. The Trustee had agreed in writing to charge its fees at certain rates (and to waive specified fees with respect to certain accounts), but certain of its invoices were prepared applying incorrect fee rates and/or including certain fees that had been waived, resulting in the effective overcharge for its services. Following confirmation of the overpayment in 2014, the Plan secured from the Trustee repayment of the excess charges and the Trustee and Plan Sponsor have confirmed that the transactions were fully remediated in 2016.

Payment of Legal Fees

Party Involved:	Porter Wright Morris & Arthur, LLP
Relationship to Plan, employer or other party-in-interest:	Legal Services Provider
Transaction:	Payment of Fees
Dates of Payment:	On or about September 24, 2012
Amount of Payment:	$1,926

The Form 11-K filed in June 2016 included this transaction on its Schedule Of Nonexempt Transactions because ERISA Section 406(a)(1)(D) prohibits the use of plan assets by, or transfer of plan assets to, a party in interest (such as a fiduciary investment manager), but recognized that there is an exemption under ERISA 408(b)(2) that is generally applicable to payments for services necessary for the operation of a plan where no more than reasonable compensation is paid for those services. The described payments represent the amount that the Plan Administrator caused to be paid by the Plan. The Plan Administrator has now completed its review of this payment and believes that it did in fact relate to services for the operation of the Plan and is therefore an exempt transaction under ERISA.

Purchase of Bond Issued by Affiliate of Responsible Fiduciary

Party Involved:	Galliard Capital Management, Inc.
Relationship to Plan:	Investment Manager
Transaction:	Purchase of bond issued by a 10% or more shareholder of the parent company of the investment manager
Purchase price:	$737,987.20 on March 8, 2016
Selling price:	$763,345.77 on September 16, 2016
Net gain (or loss) on transaction:	$25,358.57
Current value of asset:	Not applicable; securities were sold on 9/16/2016

Reason Transaction is Nonexempt: ERISA Section 406(a)(1)(D) prohibits the use of plan assets by, or transfer of plan assets to, a party in interest. ERISA Section 406(b)(1) prohibits a plan fiduciary from dealing with the assets of a plan in its own interest. Galliard Capital Management, Inc., a fiduciary investment manager engaged by the Plan, used its discretion to purchase for the plan portfolio corporate bonds that had been issued by Berkshire Hathaway, Inc., which by then had become a 10% or more shareholder of Wells Fargo, Inc., which is the parent corporation of Galliard. ERISA Section 3(14)(H) defines the term “party in interest” to include a 10 percent or more shareholder directly or indirectly of a plan fiduciary. Therefore, when Galliard caused the Plan to purchase the bonds issued by Berkshire Hathaway, the resulting relationship between the Plan and Berkshire Hathaway may be considered an indirect use of Plan assets by a party in interest. When Galliard caused the Plan to sell the bonds approximately 6 months later at a gain of $25,358.57, that put the Plan in a financial position that was no worse than it would have been had the transaction not occurred, which “corrected” the transaction per applicable tax regulations. (See Temporary Treasury Regulation Section 141.4975-13 Treasury Regulation Section 53.4941(e)-1(c)(1).)

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm